United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of

July 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐  No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82___.)

Press Release
Signature Page

Arquivada na CVM e na SEC em 29/07/2010
Gerência Geral de Controladoria — GECOL

Vale S.A.
ÍNDICE DAS DEMONSTRAÇÕES CONTÁBEIS CONDENSADAS

Nr.

Relatório dos Auditores Independentes sobre a revisão limitada	2

Balanço patrimonial condensado em 30 de junho de 2010 e 31 de dezembro de 2009	4

Demonstração do resultado condensada para os períodos de três meses findos em 30 de junho de 2010 e de 2009 e para os seis meses findos em 30 de junho de 2010 e de 2009 para o consolidado e para a controladora	5

Demonstração do resultado abrangente condensada para os períodos de três meses findos em 30 de junho de 2010 e 31 de dezembro de 2009 e para seis meses findos em 30 de junho de 2010 e de 2009	6

Demonstração das mutações do patrimônio líquido condensada para os períodos de seis meses findos em 30 de junho de 2010 e 2009	7

Demonstração do fluxo de caixa condensada para os períodos de seis meses findos em 30 de junho de 2010 e de 2009 para o consolidado e a controladora	8

Demonstração do valor adicionado condensada para os períodos de seis meses findos em 30 de junho de 2010 e de 2009 para o consolidado e para a controladora	9

Notas explicativas às demonstrações contábeis condensadas intermediárias	10

Relatório de revisão dos auditores independentes
Aos Administradores e Acionistas
Vale S.A.
1
Revisamos as informações contábeis intermediárias (individuals e consolidadas) da Vale S.A. e de suas controladas referentes ao periodo de 6 meses findo em 30 de junho de 2010, compreendendo os balanços patrimoniais condensados em 30 de junho de 2010 e as demonstrações condensadas do resultado, das rnutações do patrimônio liquido, do lucro abrangente, dos fluxos de caixa e do valor adicionado e as notas explicativas, referentes ao periodo findo em 30 de junho de 2010, elaborados sob a responsabilidade de sua administração.

2
Nossa revisão foi efetuada de acordo com as normas especificas estabelecidas pelo IBRACON — Instituto dos Auditores Independentes do Brasil e consistiu, principalmente, em: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia e de suas controladas quanto aos principais critérios adotados na elaboração das informações contábeis intermediárias; e (b) revisão das informações e dos eventos subsequentes que tenham, ou possam vir a ter, efeitos relevantes sobre a posição financeira e as operações da Companhia e de suas controladas.

3
Com base em nossa revisão limitada, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações contábeis intermediárias acima referidas, para que estas estejam de acordo com os requerimentos do Pronunciamento Técnico CPC 21-Demonstração Intermediária, aplicável à elaboração de informações intermediárias.

4
Conforme mencionado na nota explicativa n° 7.3, a Comissão de Valores Mobiliários — CVM aprovou diversos Pronunciamentos, Interpretações e Orientações Técnicas emitidos pelo Comitẽ de Pronunciamentos Contábeis — CPC, com vigência para 2010, que alteraram as práticas contábeis adotadas no Brasil. Essas alterações foram adotadas e divulgadas pela Companhia na elaboração das informações financeiras intermediárias referentes ao periodo de seis meses findo em 30 de junho de 2010. As informações financeiras intermediárias referentes aos periodos anteriores, apresentadas para fins de comparação, foram ajustadas para incluir as

Vale S.A.
mudanças das práticas contábeis adotadas no Brasil com vigência para 2010, e estão sendo reapresentadas como previsto no CPC 23 — Politicas Contábeis, Mudança de Estimativa e Retificação de Erros. Em conexão com nossa revisão das informações financeiras intermediárias referentes ao periodo de seis meses findo em 30 de junho de 2010, revisamos, também, os ajustes decorrentes de mudança de prática contábil descritos na Nota 7.3 relativas ao período de seis meses findo em 30 de junho de 2009. Não tomamos conhecimento de que tais ajustes não sejam adequados e não tenham sido corretamente efetuados, considerando todos os aspectos relevantes.
Rio de Janeiro, 29 de julho de 2010
/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 “F” RJ
/s/ Marcos Donizete Panassol
Marcos Donizete Panassol
Contador CRC 1SP155975/O-8 “S” RJ

A — Demonstrações Contábeis Condensadas
1 — Balanço Patrimonial Condensado

Em milhares de reais
Saldos em	(exceto quanto ao número de ações)

		Consolidado		Controladora
			31 de dezembro de		31 de dezembro de
	Notas	30 de junho de 2010	2009 (I)	30 de junho de 2010	2009 (I)
		(não auditado)		(não auditado)
Ativo

Circulante
Caixa e equivalentes de caixa	7,6	11.847.271	13.220.599	3.510.346	1.249.980
Investimentos a curto prazo	7,7	—	6.524.906	—	—
Contas a receber de clientes		10.942.909	5.642.820	7.110.596	3.360.426
Partes relacionadas	7,8	115.088	144.029	1.994.284	4.359.807
Estoques	7,9	7.369.145	5.913.024	1.960.518	1.881.583
Tributos a recuperar ou compensar		2.476.732	2.684.662	1.973.272	1.880.888
Derivativos a valor de mercado		38.835	182.932	—	—
Adiantamento a fornecedores		664.493	872.287	603.103	751.409
Outros		1.570.666	1.579.687	225.901	154.816

		35.025.139	36.764.946	17.378.020	13.638.909

Não Circulante — ativos mantidos para venda		11.538.557	—	1.875.802	—

Não circulante
Realizável a longo prazo
Partes relacionadas	7,8	24.735	63.710	2.154.481	1.842.485
Empréstimos e financiamentos	7,14	248.713	285.894	157.289	135.906
Despesas antecipadas		299.937	294.550	—	—
Depósitos judiciais	7,15	2.704.596	3.108.522	1.998.372	2.433.036
Adiantamentos a fornecedores de energia		—	889.227	—	—
Imposto de renda e contribuição social diferidos		2.799.096	2.760.226	1.920.163	2.049.677
Tributos a recuperar ou compensar		943.233	1.539.910	146.278	157.993
Derivativos a valor de mercado	7,25	1.150.178	1.506.084	882.435	1.097.690
Outros		687.041	546.933	385.658	357.632

		8.857.529	10.995.056	7.644.676	8.074.419

Investimentos		4.147.641	4.589.890	89.988.292	87.894.653
Intangiveis	7,12	24.103.631	22.604.578	18.698.848	17.312.970
Imobilizado	7,13	115.546.067	102.495.433	34.039.891	33.882.584
Ativos biológicos		253.399	288.286	250.230	285.117

		144.050.738	129.978.187	142.977.261	139.375.324

Total do ativo		199.471.963	177.738.189	169.875.759	161.088.652

Passivo e patrimônio líquido
Circulante
Contas a pagar a fornecedores e empreiteiros		5.196.466	3.848.855	2.637.424	2.382.899
Salários e encargos sociais		1.325.199	1.556.360	827.440	1.009.912
Parcela do circulante de empréstimos de longo prazo	7,14	7.284.194	5.310.606	2.085.660	2.053.280
Empréstimos e financiamentos	7,14	836.597	646.325	—	—
Partes relacionadas	7,8	35.844	33.468	6.183.637	7.342.680
Tributos, contribuições e royalties		257.860	255.915	41.906	97.317
Provisão para imposto de renda		315.250	366.132	—	—
Fundo de pensão		341.479	292.756	175.968	160.740
Subconcessão Ferrovia Norte Sul		541.154	496.262	—	—
Derivativos a valor de mercado	7,25	112.467	263.595	—	—
Provisão com obrigações para desmobilização de ativos	7,16	147.443	157.048	104.592	121.485
Dividendos e juros sobre o capital		711.148	2.907.283	711.148	2.907.283
Outros		1.634.817	1.338.672	530.339	466.129

		18.739.918	17.473.277	13.298.114	16.541.725

Passivos associados à ativos mantidos para venda		4.912.883	—	10.409	—

Não circulante
Fundo de pensão	7,17	3.142.115	3.099.313	555.703	636.496
Empréstimos e financiamentos	7,14	36.004.586	36.132.427	14.583.469	12.071.905
Partes relacionadas	7,8	103.000	103.164	27.550.586	28.110.935
Provisões para contingências	7,15	3.865.000	4.201.617	2.191.381	2.730.560
Imposto de renda e contribuição social diferidos		12.753.833	9.306.370	1.786.474	1.320.215
Derivativos a valor de mercado	7,25	271.246	39.676	114.442	—
Provisão com obrigações para desmobilização de ativos	7,16	2.126.227	1.930.752	790.987	724.037
Debêntures		1.409.377	1.306.258	1.409.377	1.306.258
Outros		3.512.265	2.579.794	1.972.641	1.888.406

		63.187.649	58.699.371	50.955.060	48.788.812
Participação resgatável de acionistas não controladores		1.304.286	1.272.314	—	—

		64.491.935	59.971.685	50.955.060	48.788.812
Patrimônio líquido
Ações preferenciais classe A - 7.200.000.000 ações autorizadas, sem valor nominal e 2.108.579.618 (2009 - 2.108.579.618) emitidas		19.650.141	18.469.222	19.650.141	18.469.222
Ações ordinárias - 3.600.000.000 ações autorizadas, sem valor nominal e 3.256.724.482 (2009 - 3.256.724.482) emitidas		30.349.859	28.964.971	30.349.859	28.964.971
Títulos mandatoriamente conversíveis em ações ordinárias		453.275	28.964.971	453.275	2.584.393
Títulos mandatoriamente conversíveis em ações preferenciais		1.017.172	2.002.618	1.017.172	2.002.618

Ações em tesouraria - 51.451.871 (2009 - 77.581.904) ações preferenciais e 25.692.694 (2009 - 74.997.899) ações ordinárias		(1.434.846)	(2.470.698)	(1.434.846)	(2.470.698)
Ganho na conversão de ações		2.027.981	—	2.027.981	—
Custo de captação de recursos		(160.771)	(160.771)	(160.771)	(160.771)
Ajustes de avaliação patrimonial		318.426	14.190	318.426	14.190
Ajustes acumulados de conversão		(8.730.656)	(8.886.380)	(8.730.656)	(8.886.380)
Reservas de lucros		62.121.595	55.240.570	62.121.595	55.240.570

Total do patrimônio líquido dos acionistas controladores		105.612.176	95.758.115	105.612.176	95.758.115
Participação dos acionistas não controladores		5.715.051	4.535.112	—	—

Total do patrimônio líquido		111.327.227	100.293.227	105.612.176	95.758.115

Total do passivo e patrimônio líquido		199.471.963	177.738.189	169.875.759	161.088.652

(I)	período ajustado pelos novos pronunciamentos contábeis dos CPC’s para efeito de comparativos, conforme nota 7.3.
As notas explicativas são parte integrante das demonstrações contábeis condensadas.

2 — Demonstração do Resultado Condensada

Em milhares de reais
Períodos findos em (não auditado)	(exceto quando indicado de outra forma)

		Consolidado				Controladora
		Trimestre		Acumulado		Acumulado
		30 de junho	30 de junho	30 de junho	30 de junho	30 de junho	30 de junho
	Notas	de 2010	de 2009 (I)	de 2010	de 2009 (I)	de 2010	de 2009 (I)
Receita de vendas
Minerais e metais		15.394.764	8.408.504	25.644.644	18.957.034	17.482.673	12.812.068
Produtos da área de alumínio		1.200.185	977.036	2.295.810	2.025.854	237.567	217.790
Serviços de transporte		773.640	603.466	1.395.194	1.118.233	682.697	502.036
Produtos da área de fertilizantes		403.330	251.841	522.822	402.333	217.295	251.841
Produtos siderúrgicos		270.019	107.113	479.813	277.028	—	—
Outros produtos e serviços		428.177	343.544	715.154	826.862	152.708	167.675

		18.470.115	10.691.504	31.053.437	23.607.344	18.772.940	13.951.410

Custos dos produtos vendidos e serviços prestados
Minerais e metais		(5.299.924)	(4.691.145)	(9.951.189)	(9.618.798)	(6.960.506)	(5.171.892)
Produtos da área de alumínio		(1.011.093)	(1.103.845)	(1.957.540)	(2.155.228)	(344.080)	(250.084)
Serviços de transporte		(538.539)	(424.768)	(1.010.623)	(850.885)	(493.850)	(396.559)
Produtos da área de fertilizantes		(314.784)	(84.741)	(383.348)	(137.005)	(123.194)	(84.741)
Produtos siderúrgicos		(238.369)	(104.189)	(429.080)	(258.235)	—	—
Outros produtos e serviços		(329.665)	(294.784)	(635.794)	(558.399)	(60.557)	(120.301)

		(7.732.374)	(6.703.472)	(14.367.574)	(13.578.550)	(7.982.187)	(6.023.577)

Lucro bruto		10.737.741	3.988.032	16.685.863	10.028.794	10.790.753	7.927.833

Despesas operacionais
Com vendas e administrativas		(663.853)	(517.783)	(1.229.340)	(1.081.997)	(648.550)	(556.704)
Pesquisa e desenvolvimento		(358.929)	(561.930)	(672.571)	(1.003.159)	(503.807)	(627.020)
Outras despesas/ receitas operacionais líquidas	7,24	(707.087)	(734.955)	(1.751.530)	(1.619.470)	(423.926)	(576.270)

		(1.729.869)	(1.814.668)	(3.653.441)	(3.704.626)	(1.576.283)	(1.759.994)

Lucro operacional		9.007.872	2.173.364	13.032.422	6.324.168	9.214.470	6.167.839

Resultado de participações societárias		36.954	50.021	44.168	63.471	4.054.956	(4.153.194)
Resultado financeiro líquido		(1.015.797)	2.617.816	(2.352.497)	2.254.092	(2.477.222)	6.714.300
Ganho (perda) na realização de Ativos		—	295.722	—	295.722	—	295.722

Lucro antes do imposto de renda e da contribuição social		8.029.029	5.136.923	10.724.093	8.937.453	10.792.204	9.024.667

Imposto de renda e contribuição social
Corrente		(1.222.638)	(3.286.788)	(1.734.568)	(4.443.838)	(1.386.117)	(4.090.663)
Diferido		(75.704)	(247.101)	789.673	150.826	344.358	(291.054)

	7,11	(1.298.342)	(3.533.889)	(944.895)	(4.293.012)	(1.041.759)	(4.381.717)

Lucro das operações continuadas		6.730.687	1.603.034	9.779.198	4.644.441	9.750.445	4.642.950

Resultado das operações descontinuadas	7,5	(11.870)	—	(236.318)	—	(236.318)	—

Lucro líquido do período		6.718.817	1.603.034	9.542.880	4.644.441	9.514.127	4.642.950

Lucro líquido atribuído aos acionistas não controladores		84.034	109.343	28.753	1.491	—	—
Lucro líquido atribuído aos acionistas controladores		6.634.783	1.493.691	9.514.127	4.642.950	9.514.127	4.642.950

Ganho básico e diluído por ação atribuído aos acionistas da Companhia:
Por ação preferencial		1,25	0,28	1,79	0,88	1,79	0,88
Por ação ordinária		1,25	0,28	1,79	0,88	1,79	0,88
Por ações preferenciais vinculados a títulos obrigatoriamente conversíveis (*)		1,25	0,28	1,79	0,88	1,79	0,88
Por ações ordinárias vinculados a títulos obrigatoriamente conversíveis (*)		1,25	0,28	1,79	0,88	1,79	0,88

(*)	lucro básico por ação assumindo a diluição pela conversão.

(I)	período ajustado pelos novos pronunciamentos contábeis dos CPC’s para efeito de comparativos, conforme nota 7.3.
As notas explicativas são parte integrante das demonstrações contábeis condensadas.

3 — Demonstração do Resultado abrangente Condensada

Em milhares de reais
Períodos findos em (não auditado)	(exceto quando indicado de outra forma)

	Consolidado
	Trimestre		Acumulado
	30 de junho de	30 de junho de	30 de junho de	30 de junho de
	2010	2009 (I)	2010	2009 (I)
Lucros (prejuízos) abrangentes estão representados abaixo:
Acionistas da Companhia:
Lucro líquido atribuído aos acionistas da Companhia	6.634.783	1.493.691	9.514.127	4.642.950
Ajustes acumulados de conversão	(1.319.460)	(5.406.260)	82.196	(6.418.546)

Ganho (perdas) não realizado em investimentos disponíveis para venda
Saldo bruto no final do período / ano	(5.565)	(112.588)	5.869	109.376
Benefício (despesa) de imposto de renda	1.892	—	(6.327)	—

	(3.673)	(112.588)	(458)	109.376

Superávit (déficit) devido à provisão para plano de pensão Hedge de fluxo de caixa
Saldo bruto no final do período / ano	296.412	—	306.465	—
Benefício (despesa) de imposto de renda	(22.536)	—	(69.066)	—

	273.876	—	237.399	—

Total do lucro abrangente atribuído aos acionistas da Companhia	5.585.526	(4.025.157)	9.833.264	2.023.769

Participação de acionistas não controladores:
Lucro líquido atribuído aos acionistas da Companhia	84.034	109.343	28.753	1.491
Ajustes acumulados de conversão	(14.131)	(1.458.219)	(6.646)	(1.469.876)
Hedge de fluxo de caixa	54.927	—	63.033	—

Total do lucro (prejuízo) abrangente atribuído à participação dos acionistas não controladores	124.830	(1.348.876)	85.140	(1.468.385)

Total do lucro abrangente total	5.710.356	(5.374.033)	9.918.404	(3.134.605)

(I)	período ajustado pelos novos pronunciamentos contábeis dos CPC’s para efeito de comparativos, conforme nota 7.3.
As notas explicativas são parte integrante das demonstrações contábeis condensadas.

4 — Demonstração das Mutações do Patrimônio Líquido Condensada

Períodos findos em (não auditado)	Em milhares de reais

						Recursos
						vinculados à								Total do
						futura						Ajustes		patrimônio	Participação
				Ganho na		conversão					Ajustes de	acumulados		líquido dos	dos acionistas
		Capital	Custo de	conversão	Ações em	mandatória em	Expansão /	Lucros a		Incentivos	avaliação	de	Lucros	acionistas	não	Patrimônio
	Notas	social	captação	de ações	tesouraria	ações	Investimentos	realizar	Legal	fiscais	patrimonial	conversão	acumulados	controladores	controladores	líquido
Em 31 de dezembro de 2008		47.434.193	(160.771)	—	(2.448.490)	3.063.833	38.883.814	38.521	3.383.677	89.844	7.945	5.982.074	—	96.274.640	—	96.274.640

Ajustes iniciais de adoção de novas práticas		—	—	—	—	—	—	—	—	—	—	—	33.431	33.431	4.681.456	4.714.887
Reclassificação ajustes acumulados de conversão		—	—	—	—	—	—	—	—	—	—	(5.982.074)	5.982.074	—	—	—

Em 01 de janeiro de 2009 (I)		47.434.193	(160.771)	—	(2.448.490)	3.063.833	38.883.814	38.521	3.383.677	89.844	7.945	—	6.015.505	96.308.071	4.681.456	100.989.527

Lucro líquido do período (I)		—	—	—	—	—	—	—	—	—	—	—	4.642.950	4.642.950	1.491	4.644.441
Ações em Tesouraria		—	—	—	(23.642)	—	—	—	—	—	—	—	—	(23.642)	—	(23.642)
Ajustes de adoção de novas práticas		—	—	—	—	—	—	—	—	—	—	—	(113.780)	(113.780)	—	(113.780)
Resultado não realizado de avaliação à mercado		—	—	—	—	—	—	—	—	—	107.380	—	—	107.380	—	107.380
Ajustes acumulados de conversão		—	—	—	—	—	—	—	—	—	—	(6.418.546)	—	(6.418.546)	(1.469.876)	(7.888.422)
Hedge fluxo de caixa		—	—	—	—	—	—	—	—	—	1.999	—	—	1.999	63.033	65.032
Dividendos de acionistas não controladores		—	—	—	—	—	—	—	—	—	—	—	—	—	424	424

Em 30 de junho de 2009 (I)		47.434.193	(160.771)	—	(2.472.132)	3.063.833	38.883.814	38.521	3.383.677	89.844	117.324	(6.418.546)	10.544.675	94.504.432	3.276.528	97.780.960

Em 01 de janeiro de 2010		47.434.193	(160.771)	—	(2.470.698)	4.587.011	45.166.589	—	3.896.124	209.497	81.485	(8.886.380)	5.901.065	95.758.115	4.535.112	100.293.227

Lucro líquido do período (I)		—	—	—	—	—	—	—	—	—	—	—	9.514.127	9.514.127	28.753	9.542.880
Capitalização de reservas		2.565.807	—	—	—	—	(2.434.824)	—	—	(130.983)	—	—	—	—	—	—
Ganho com conversão de ações		—	—	2.027.981	1.035.852	(3.063.833)	—	—	—	—	—	—	—	—	—	—
Ajustes acumulados de conversão		—	—	—	—	—	—	—	—	—	—	155.724	—	155.724	(6.646)	149.078
Hedge de fluxo de caixa		—	—	—	—	—	—	—	—	—	237.399	—	—	237.399	63.033	300.432
Resultado não realizado de avaliação a mercado		—	—	—	—	—	—	—	—	—	(458)	—	—	(458)	—	(458)
Dividendos de acionistas não controladores		—	—	—	—	—	—	—	—	—	—	—	—	—	(6.044)	(6.044)
Remuneração adicional aos títulos mandatoriamente conversíveis		—	—	—	—	(52.731)	—	—	—	—	—	—	—	(52.731)	—	(52.731)
Ativos e passivos mantidos para venda		—	—	—	—	—	—	—	—	—	—	—	—	—	(3.081.514)	(3.081.514)
Aquisicoes		—	—	—	—	—	—	—	—	—	—	—	—	—	4.182.357	4.182.357

Em 30 de junho de 2010		50.000.000	(160.771)	2.027.981	(1.434.846)	1.470.447	42.731.765	—	3.896.124	78.514	318.426	(8.730.656)	15.415.192	105.612.176	5.715.051	111.327.227

(I)	período ajustado pelos novos pronunciamentos contábeis dos CPC’s para efeito de comparativos, conforme nota 7.3.
As notas explicativas são parte integrante das demonstrações contábeis condensadas.

5 — Demonstração dos Fluxos de Caixa Condensada

Períodos findos em (não auditado)	Em milhares de reais

	Consolidado		Controladora
	Acumulado		Acumulado
	30 de junho de	30 de junho de	30 de junho de	30 de junho de
	2010	2009 (I)	2010	2009 (I)
Fluxo de caixa das operações:
Lucro líquido período	9.542.880	4.644.441	9.514.127	4.642.950
Ajustes para reconciliar o lucro líquido do período com recursos provenientes de atividades operacionais:
Resultado de participações societárias	(44.168)	(63.471)	(4.054.956)	4.153.194
Resultado na realização de ativos	—	(295.722)	—	(295.722)
Resultado das operações descontinuadas	236.318	—	236.318	—
Depreciação, amortização e exaustão	2.716.166	2.550.187	990.522	978.519
Imposto de renda e contribuição social diferidos	(789.673)	(150.826)	(344.358)	291.054
Variações monetárias e cambiais, líquidas	(522.252)	(3.686.962)	967.035	(6.202.776)
Baixa de bens do imobilizado	287.366	303.094	284.630	111.793
Perdas (ganhos) líquidos não realizados com derivativos	799.547	(1.858.423)	464.672	(1.578.872)
Dividendos/juros sobre o capital próprio recebidos	70.455	21.318	357.285	293.817
Outros	187.008	(168.196)	211.844	(157.235)

	12.483.647	1.295.440	8.627.119	2.236.722

Redução (aumento) nos ativos:
Contas a receber de clientes	(4.042.960)	2.250.740	(3.335.165)	2.430.933
Estoques	(796.796)	1.735.185	51.263	171.757
Adiantamentos a fornecedores de energia	—	15.879	—	—
Tributos a recuperar ou compensar	(111.647)	2.412.217	(92.349)	2.478.039
Outros	444.840	(660.788)	302.907	286.598

	(4.506.563)	5.753.233	(3.073.344)	5.367.327

Aumento (redução) nos passivos:
Contas a pagar a fornecedores e empreiteiros	931.582	(1.183.354)	262.461	98.207
Salários e encargos sociais	(284.542)	(259.297)	(182.472)	(187.662)
Tributos e Contribuições	459.763	(110.483)	185.981	(10.591)
Outros	145.244	701.397	153.280	880.550

	1.252.047	(851.737)	419.250	780.504

Recursos líquidos provenientes das atividades operacionais	9.229.131	6.196.936	5.973.025	8.384.553

Fluxo de caixa proveniente das (utilizado nas) atividades de investimentos:
Investimentos a curto prazo	6.524.906	(461.004)	—	—
Empréstimos e adiantamentos a receber	44.450	(657.341)	3.129.434	(38.733)
Depósitos e garantias	(170.690)	(111.116)	(260.312)	(68.141)
Adições em investimentos	(98.369)	(788.632)	(986.427)	(4.186.179)
Adições ao imobilizado	(7.507.775)	(7.848.540)	(3.162.706)	(3.558.728)
Recursos provenientes da alienação de bens do imobilizado/investimentos	—	602.683	—	602.683
Caixa líquido utilizado na aquisição e aporte em subsidiarias, líquido do caixa da subsidiária	(9.637.629)	(2.794.141)	—	—

Recursos líquidos proveniente das (utilizado nas) atividades de investimentos	(10.845.107)	(12.058.091)	(1.280.011)	(7.249.098)

Fluxo de caixa proveniente das (utilizado nas) atividades de financiamentos:
Empréstimos de curto prazo adições	3.537.143	1.051.839	1.059.814	87.640
Empréstimos de curto prazo baixas	(3.524.416)	(1.504.433)	(3.788.701)	(4.058.003)
Empréstimos e financiamentos captados a longo prazo	3.076.528	1.343.608	2.729.038	1.076.773
Partes relacionadas	—	—	—	(80.993)
Instituições financeiras	(592.279)	(425.631)	(234.807)	(237.745)
Dividendos e juros sobre o capital próprio pagos a acionistas	(2.303.638)	(2.734.500)	(2.198.000)	(2.734.500)
Ações em tesouraria	—	(23.642)	—	(23.642)

Recursos líquidos proveniente das (utilizado nas) atividades de financiamentos	193.338	(2.292.759)	(2.432.656)	(5.970.470)

Aumento (redução) no caixa e equivalentes de caixa	(1.422.638)	(8.153.914)	2.260.358	(4.835.015)
Caixa e equivalentes de caixas no início do período	13.220.599	24.639.245	1.249.980	6.712.705
Efeito de variações da taxa de câmbio no caixa e equivalentes de caixa	49.310	(152.474)	—	—
Caixa e equivalentes de caixa de empresa incorporada	—	—	8	—

Caixa e equivalentes de caixa no final do período	11.847.271	16.332.857	3.510.346	1.877.690

Pagamentos efetuados durante o período por:
Juros de curto prazo	(19.726)	(59.348)	(47.053)	(107.708)
Juros de longo prazo	(996.209)	(1.301.030)	(1.000.776)	(1.393.223)
Imposto de renda e contribuição social	(372.932)	(618.024)	(399.744)	—
Transações que não envolveram caixa:
Adições ao imobilizado com capitalizações de juros	(184.856)	(191.535)	(50.222)	(10.617)
AFACs transferidos para investimento	—	—	(672.500)	(291.950)
Conversão das notas mandatoriamente conversíveis em ações utilizando 75.435.238 ações em tesouraria (veja notas 7.20 e 7.21)

(I)	período ajustado pelos novos pronunciamentos contábeis dos CPC’s para efeito de comparativos, conforme nota 7.3.
As notas explicativas são parte integrante das demonstrações contábeis condensadas.

6 — Demonstração do Valor Adicionado Condensada

Períodos findos em (não auditado)	Em milhares de reais

	Consolidado		Controladora
	Acumulado		Acumulado
	30 de junho de	30 de junho de	30 de junho de	30 de junho de
	2010	2009 (I)	2010	2009 (I)
Geração do valor adicionado
Receita de vendas
Receita de produtos e serviços	32.010.325	24.192.471	19.502.873	14.313.897
Receitas relativas à construção de ativos próprios	7.622.655	5.052.819	3.178.554	3.558.728
Provisão para crédito de liquidação duvidosa	(6.597)	(10.463)	(5.098)	(6.273)
Menos: Aquisição de produtos	(854.260)	(631.470)	(521.459)	(93.899)
Serviços contratados	(4.540.577)	(2.970.794)	(2.789.556)	(1.324.167)
Materiais	(9.422.966)	(8.128.686)	(4.763.398)	(5.374.051)
Óleo combustível e gases	(1.685.640)	(1.235.519)	(746.502)	(472.911)
Energia	(983.254)	(804.126)	(502.916)	(289.220)
Outros custos	(3.965.526)	(3.648.001)	(1.778.082)	(1.500.387)

Valor adicionado bruto	18.174.160	11.816.231	11.574.416	8.811.717

Depreciação, amortização e exaustão	(2.716.166)	(2.550.187)	(990.522)	(978.519)

Valor adicionado líquido	15.457.994	9.266.044	10.583.894	7.833.198

Recebido de terceiros

Receita financeira	212.212	580.470	527.247	415.647
Resultado de participações societárias	44.168	63.471	4.054.956	(4.153.194)

Valor adicionado total a distribuir	15.714.374	9.909.985	15.166.097	4.095.651

Pessoal	2.383.788	2.548.346	1.453.388	1.112.104
Impostos, taxas e contribuições	278.102	97.808	152.355	241.755
IR corrente	1.734.568	4.443.838	1.386.117	4.090.663
IR diferido	(789.673)	(150.826)	(344.358)	291.054
Remuneração de capitais de terceiros	2.419.878	1.453.195	1.952.936	1.567.678
Variações monetárias e cambiais, líquidas	144.831	(3.126.817)	1.051.532	(7.850.553)
Acionistas controladores	9.514.127	4.642.950	9.514.127	4.642.950
Participação acionistas não controladores	28.753	1.491	—	—

Distribuição do valor adicionado	15.714.374	9.909.985	15.166.097	4.095.651

(I)	período ajustado pelos novos pronunciamentos contábeis dos CPC’s para efeito de comparativos, conforme nota 7.3.
As notas explicativas são parte integrante das demonstrações contábeis condensadas.

7 — Notas Explicativas às Demonstrações Contábeis Condensadas Intermediárias
(Valores expressos em milhares de reais, exceto quando indicado de outra forma)
7.1- Contexto Operacional
A Vale S.A, (“Vale”, a “Companhia”) é uma sociedade anônima de capital aberto com sede na cidade do Rio de Janeiro, estado do Rio de Janeiro, Brasil, e tem como atividades preponderantes através da Vale, de suas controladas diretas, indiretas e de controle compartilhado, extração mineral, produção de metais básicos, fertilizantes, logísticas e atividades siderúrgicas.
Em 30 de junho de 2010, as principais controladas operacionais consolidadas são:

		% capital
Empresas	% participação	votante	Localização	Atividade principal

Controladas
Alumina do Norte do Brasil S.A. — Alunorte (*)	57,03	59,02	Brasil	Alumina
Alumínio Brasileiro S.A. — Albras (*)	51,00	51,00	Brasil	Alumínio
CVRD Overseas Ltd	100,00	100,00	Ilhas Cayman	Comercialização
Ferrovia Centro-Atlântica S. A	99,99	99,99	Brasil	Logística
Ferrovia Norte Sul S.A	100,00	100,00	Brasil	Logística
Fertilizantes Fosfatados S.A — Fosfértil	58,60	72,60	Brasil	Fertilizantes
Mineração Corumbaense Reunida S.A	100,00	100,00	Brasil	Minério de ferro
PT International Nickel Indonesia Tbk	59,09	59,09	Indonésia	Níquel
Vale Australia Pty Ltd.	100,00	100,00	Austrália	Carvão
Vale Colombia Ltd	100,00	100,00	Colômbia	Carvão
Vale Fosfatados S.A	100,00	100,00	Brasil	Fertilizantes
Vale Inco Limited	100,00	100,00	Canadá	Níquel
Vale International S.A	100,00	100,00	Suíça	Comercialização
Vale Manganês S.A.	100,00	100,00	Brasil	Manganês e Ferroligas
Vale Manganèse France	100,00	100,00	França	Ferroligas
Vale Manganèse Norway	100,00	100,00	Noruega	Ferroligas
Vale Nouvelle-Caledonie SAS	74,00	74,00	Nova Caledônia	Níquel

Controladas de controle compartilhado
California Steel Industries, Inc.	50,00	50,00	Estados Unidos	Siderurgia
Mineração Rio do Norte S.A.	40,00	40,00	Brasil	Bauxita
MRS Logística S.A	41,50	37,86	Brasil	Logística
Samarco Mineração S.A.	50,00	50,00	Brasil	Minério de ferro

(*)	Ativos mantidos para venda
7.2- Sumário das Demonstrações Contábeis Condensadas e das Principais Práticas Contábeis
As demonstrações contábeis condensadas trimestrais foram elaboradas de acordo com o CPC 21 - Demonstrações Contábeis Intermediárias e tomaram como base a Lei das Sociedades por Ações (com nova redação dada pela Lei 11.638), Lei 11.941, os pronunciamentos, orientações e interpretações do Comitê de Pronunciamentos Contábeis (CPC) e da Comissão de Valores Mobiliários (CVM).
A Companhia adotou a partir de 1º de janeiro de 2010, retroativamente a 1 de janeiro de 2009, para fins de comparação, todos os pronunciamentos emitidos pelo CPC e aprovados pela CVM. Dessa forma, certos saldos e classificações anteriormente apresentados, estão sendo reapresentados em bases comparativas. Exceto quanto ao descrito na nota 7.3, as demonstrações trimestrais seguiram os princípios, métodos e critérios uniformes em relação àqueles adotados no encerramento do último exercício social findo em 31 de dezembro de 2009 e, consequentemente, devem ser lidas em conjunto com estas.
No preparo das demonstrações contábeis condensadas, o uso de estimativas é requerido para contabilizar certos ativos, passivos e transações. Consequentemente, as demonstrações contábeis condensadas da Vale incluem certas estimativas referentes às vidas úteis de ativos imobilizados, provisões para perdas em ativos, contingências, provisões operacionais e outras avaliações similares. Os resultados reais das operações para os períodos trimestrais não representam, necessariamente, uma indicação dos resultados esperados para o exercício fiscal a encerrar-se em 31 de dezembro de 2010.

Os direitos e obrigações em moedas estrangeiras são demonstrados às taxas de câmbio vigentes na data das demonstrações contábeis, sendo US$1,00 equivalente a R$1,8015 em 30 de junho de 2010 (US$1,00 equivalente a R$1,7412 em 31 de dezembro de 2009), para os itens monetários. Para os itens não-monetários avaliados pelo custo, tomamos por base a taxa de câmbio à data da transação ou a taxa de câmbio média mensal e para os itens não-monetários avaliados pelo valor justo, tomarmos por base a taxa de câmbio na data da determinação do valor. Os direitos e obrigações em moeda nacional, quando aplicável, são atualizados monetariamente segundo os índices contratuais.
A Vale avaliou os eventos subsequentes até 29 de julho de 2010, que é a data das demonstrações contábeis condensadas intermediárias.
7.3- Adoção de Novas Práticas e Estimativas Contábeis
A Companhia adotou os pronunciamentos emitidos durante o ano de 2009 nas demonstrações contábeis condensadas consolidadas e da controladora a partir do primeiro trimestre de 2010, e procedeu aos ajustes necessários nas demonstrações dos trimestres findos em 30 de junho de 2010 e 31 de dezembro de 2009.
Os pronunciamentos emitidos pelo CPC e aprovados pela CVM, adotados pela Companhia, para vigorar a partir do exercício encerrado em dezembro de 2010, são:
•
CPC 15 Combinação de Negócios, que tem por objetivo melhorar a relevância, a confiabilidade e a comparabilidade das informações que uma entidade fornece em suas demonstrações contábeis acerca de uma combinação de negócios e sobre seus efeitos dos ativos adquiridos e passivos assumidos. Durante o processo inicial de adoção não identificamos nenhum ajuste relevante.

•
CPC 16 Estoques, o objetivo deste pronunciamento é determinar a forma de avaliação dos estoques adquiridos para revenda, dos mantidos para consumo ou utilização industrial ou na prestação de serviços, dos em processamento e dos produtos acabados prontos para a venda. Durante o processo inicial de adoção não identificamos nenhum ajuste relevante.

•
CPC 18 Investimento em Coligada e Controlada, o objetivo deste pronunciamento é especificar como devem ser contabilizados os investimentos em coligadas nas demonstrações contábeis individuais e consolidadas do investidor e em controladas nas demonstrações contábeis da controladora. Durante o processo inicial de adoção não identificamos nenhum ajuste relevante.

•
CPC 19 Investimento em Empreendimento Controlado em Conjunto, o objetivo do pronunciamento é especificar como contabilizar as participações em empreendimentos controlados em conjunto (joint ventures) e na divulgação dos ativos, passivos, receitas e despesas desses empreendimentos nas demonstrações contábeis dos investidores. Durante o processo inicial de adoção não identificamos nenhum ajuste relevante.

•
CPC 20 Custo de Empréstimos, o objetivo deste pronunciamento é o reconhecimento dos custos de empréstimos que são diretamente atribuídos à aquisição, à construção ou à produção de ativos qualificáveis para a sua capitalização, formando parte do custo de tais ativos. Durante o processo inicial de adoção não identificamos nenhum ajuste relevante.

•
CPC 21 Demonstração Intermediárias, o objetivo deste pronunciamento é estabelecer o conteúdo mínimo de uma demonstração contábil intermediária e os princípios para reconhecimento e mensuração para demonstrações completas ou condensadas de período intermediário. A Companhia adotou este pronunciamento a partir de 1 de janeiro de 2010, conforme nota 7.2.

•
CPC 22 Informações por Segmentos, o objetivo deste pronunciamento é de proporcionar a divulgação de informações que permitam aos usuários das demonstrações contábeis avaliarem a natureza e os efeitos financeiros das atividades de negócio nos quais está envolvida e os ambientes econômicos em que opera. A Companhia divulga em suas demonstrações anuais as informações por segmento e passou a divulgar nos trimestres, a partir de 31 de março de 2010, comparativos, não tendo nenhuma alteração em relação aos registros contábeis.

•
CPC 23 Políticas Contábeis, Mudança de Estimativa e Retificação de Erro, o objetivo deste pronunciamento é definir critérios para a seleção e mudança de políticas contábeis, juntamente com o tratamento contábil e divulgação de mudança nas políticas contábeis, mudança nas estimativas contábeis e a retificação de erro, bem como melhorar a relevância e a confiabilidade das demonstrações contábeis da entidade e permitir sua comparabilidade ao longo do tempo com as demonstrações contábeis de outras entidades. A Companhia divulga em suas demonstrações contábeis ao final dos exercícios, todas as políticas contábeis por ela adotadas, e em uma eventual mudança ou novo pronunciamento, segue todas as determinações e orientações de adoção. Portanto, em linha com o CPC 21 e CPC 23, a Companhia está divulgando todas as políticas que são alteradas com a adoção dos CPCs.

•
CPC 24 Evento Subsequente, o objetivo deste pronunciamento é determinar quando a entidade deve ajustar suas demonstrações contábeis com respeito a eventos subsequentes ao período contábil a que se referem essas demonstrações, as informações que a entidade deve divulgar sobre a data em que é concedida a autorização para emissão das demonstrações contábeis e sobre os eventos subsequentes ao período contábil a que se referem essas demonstrações, e estabelecer que a entidade não deva elaborar suas demonstrações contábeis segundo o pressuposto da continuidade se os eventos subsequentes ao período contábil das demonstrações indicarem que o pressuposto da continuidade não é apropriado. A Companhia adotou este pronunciamento em suas demonstrações.

•
CPC 25 Provisões, Passivos Contingentes e Ativos Contingentes, o objetivo é estabelecer que sejam aplicados critérios de reconhecimento e bases de mensuração apropriada a provisões e a passivos e ativos contingentes e que seja divulgada informação suficiente nas notas explicativas para permitir que os usuários entendam a sua natureza, oportunidade e valor. A Companhia adotou este pronunciamento em suas demonstrações.

•
CPC 26 Apresentação das Demonstrações Contábeis, o objetivo deste pronunciamento é definir a base para a apresentação das demonstrações contábeis, para assegurar a comparabilidade tanto com as de períodos anteriores da mesma entidade quanto com as de outras entidades. Nesse cenário, este pronunciamento estabelece requisitos gerais para a apresentação, estabelece diretrizes da sua estrutura e os requisitos mínimos de conteúdo. A Companhia deverá adotar este pronunciamento para as demonstrações contábeis completas anuais em 31 de dezembro de 2010.

•
CPC 27 Ativo Imobilizado, o objetivo é estabelecer o tratamento contábil para ativos imobilizados, de forma que os usuários das demonstrações contábeis possam discernir a informação sobre o investimento da entidade em seus ativos imobilizados, bem como suas mutações. Os principais pontos a serem considerados na contabilização do ativo imobilizado são o reconhecimento dos ativos, a determinação dos seus valores contábeis, sua depreciação (vida útil) e a avaliação da necessidade de reconhecimento de perda por desvalorização em relação aos mesmos, conforme CPC 01. Durante o processo inicial de adoção não identificamos nenhum ajuste relevante.

•
CPC 29 Ativo Biológico e Produto Agrícola, o objetivo é estabelecer o tratamento contábil a valor justo, e as respectivas divulgações, relacionadas aos ativos biológicos. A Companhia possui em suas demonstrações registros destes ativos e durante o processo inicial de adoção não identifica ajuste relevante para estes ativos.

•
CPC 30 Receitas, o objetivo deste pronunciamento é estabelecer os critérios para o tratamento contábil de receitas provenientes de certos tipos de transações e eventos. Deve ser reconhecida somente quando for provável que benefícios econômicos futuros fluam para a entidade e esses possam ser mensurados de forma confiável. A Companhia adotou este pronunciamento em suas demonstrações.

•
CPC 31 Ativo Não Circulante Mantido para Venda e Operação Descontinuada, o objetivo deste pronunciamento é estabelecer a contabilização de ativos não circulantes mantidos para venda (colocados à venda) e a apresentação e a divulgação de operações descontinuadas. Em particular, o pronunciamento exige que os ativos que satisfazem aos critérios de classificação como mantidos para venda sejam mensurados pelo menor entre o valor contábil até então registrado e o valor justo menos as despesas de venda, que a depreciação ou a amortização desses ativos cesse e que sejam apresentados separadamente no balanço patrimonial e os resultados das operações descontinuadas sejam apresentados separadamente na demonstração do resultado. A Companhia adotou este pronunciamento em suas demonstrações.

•
CPC 32 Tributos sobre o Lucro, o objetivo deste pronunciamento é prescrever o tratamento contábil para os tributos sobre o lucro. Neste, o termo tributo sobre o lucro inclui todos os impostos e contribuições nacionais e estrangeiros que são baseados em lucros tributáveis. Também inclui impostos, tais como os retidos na fonte, que são devidos pela própria entidade, por uma controlada, coligada ou empreendimento conjunto nas quais participe. Os efeitos referentes à mudança do pronunciamento estão destacados no quadro de ajuste da adoção de novas práticas e estimativas contábeis.

•
CPC 33 Benefícios a Empregados, o objetivo deste pronunciamento é tratar a contabilização e a divulgação dos benefícios concedidos aos empregados. Este requer que a entidade reconheça um passivo, quando o empregado presta o serviço em troca dos benefícios a serem pagos no futuro, e uma despesa, quando a entidade se utiliza do benefício econômico proveniente do serviço recebido do empregado. A Companhia possui, em suas demonstrações, registros contábeis referentes a eventos relacionados aos benefícios a empregados, incluindo os relacionados a benefícios pós-emprego e outros benefícios pós-emprego. Os efeitos referentes à mudança do pronunciamento estão destacados no quadro de ajuste da adoção de novas práticas e estimativas contábeis.

•
CPC 36 Demonstrações Consolidadas, o objetivo do pronunciamento é aumentar a relevância, a confiabilidade e a comparabilidade das informações que a controladora fornece em suas demonstrações contábeis, por essas integrarem as entidades que estão sob seu controle. Especifica as circunstâncias em que a entidade deve consolidar outra (controlada), tratamento na mudança de participação, na perda de controle e a informação que deve ser evidenciada para permitir que os usuários avaliem a natureza da relação entre a entidade e suas controladas. Os efeitos referentes à mudança do pronunciamento estão destacados no quadro de ajuste da adoção de novas práticas e estimativas contábeis.

•
CPC 37 Adoção Inicial das Normas Internacionais de Contabilidade. O objetivo do pronunciamento, aplicável basicamente às demonstrações contábeis consolidadas, é garantir que as primeiras demonstrações contábeis consolidadas de uma entidade de acordo com as Normas Internacionais de Contabilidade emitidas pelo IASB – International Accounting Standards Board (IFRS — International Financial Reporting Standards) e as divulgações contábeis intermediárias para os períodos parciais cobertos por essas demonstrações contábeis contenham informações de alta qualidade e apresentem o mesmo resultado líquido e patrimônio líquido, a não ser em situações excepcionais. A Companhia está adotando esse pronunciamento em 1º de janeiro de 2010, com comparativo a partir de 1º de janeiro de 2009 a norma. Os demonstrativos (nota de primeira adoção, com as devidas reconciliações), serão divulgados em 31 de dezembro de 2010 com comparativo para 2009.

•
CPC 38 Instrumentos Financeiros: Reconhecimento e Mensuração, CPC 39 Instrumentos Financeiros: Apresentação e o CPC 40 Instrumentos Financeiros: Evidenciação. O objetivo do CPC 38 é estabelecer princípios para reconhecer e mensurar ativos financeiros, passivos financeiros e alguns contratos de compra e venda de itens não financeiros. O objetivo do CPC 39 é estabelecer princípios para a apresentação de instrumentos financeiros como passivo ou patrimônio líquido e para compensação de ativos financeiros e passivos financeiros. Aplica-se à classificação de instrumentos financeiros, na perspectiva do emitente, em ativos financeiros, passivos financeiros e instrumentos patrimoniais; a classificação de juros respectivos, dividendos, perdas e ganhos; e as circunstâncias em que ativos financeiros e passivos financeiros devem ser compensados. O objetivo do CPC 40 é exigir que a entidade divulgue nas suas demonstrações contábeis aquilo que permita que os usuários avaliem a significância do instrumento financeiro para a posição patrimonial e financeira e para o desempenho da entidade, e a natureza e a extensão dos riscos resultantes de instrumentos financeiros a que a entidade está exposta durante o período e ao fim do período contábil, e como a entidade administra esses riscos. A Companhia já adota os conceitos e requerimentos de acordo com este pronunciamento. Durante o processo inicial de adoção, os efeitos relevantes identificados foram realizados, conforme demonstrado no quadro de ajuste da adoção de novas práticas e estimativas contábeis.

Além destes pronunciamentos adotamos também as respectivas interpretações e orientações aplicáveis principalmente o ICPC 01 que trata de Contratos de Concessão. O objetivo desta Interpretação é orientar os Concessionários sobre a forma de contabilização de concessões de serviços públicos a entidades privadas. Este normativo se aplica a concessões caso a Concedente tenha o controle sobre quais serviços o Concessionário deve prestar com a infra-estrutura, a quem os serviços devem ser prestados, seu preço ou qualquer participação residual significativa existente ao final do prazo da concessão. Também é aplicado à infra-estrutura já existente ou adquirida junto a terceiros pelo Concessionário. A Companhia passou a reconhecer no intangível os ativos dessa categoria, não registrando, no momento, nenhum ativo financeiro por entender que não existe evidência de forma incondicional de receber, do concedente, por esses ativos.
Pronunciamentos técnicos e instruções em audiência pública
•
CPC 01 (R1) Redução ao Valor Recuperável de Ativos. A CVM através do edital nº 05/10, colocou em audiência pública, até 23 de julho de 2010, a revisão deste pronunciamento. As principais alterações propostas estão no alcance da norma, na aplicação em ativos sobre a abrangência de outros pronunciamentos, nas definições e detalhamento sobre termos utilizados pelo pronunciamento, maiores orientações sobre a aplicação, com a introdução de exemplos, e maiores detalhamentos nas divulgações sobre o pronunciamento. A Companhia não identifica nenhuma alteração com relação à revisão deste pronunciamento.

•
CPC 41 Resultado por Ação. Em 5 de abril de 2010, a CVM submeteu edital sobre o pronunciamento a audiência pública, já encerradas, entretanto não deliberadas. O objetivo dessa audiência foi fornecer as diretrizes necessárias para a determinação e a apresentação do resultado por ação, a fim de melhorar as comparações de desempenho entre diferentes companhias no mesmo período, bem como para a mesma companhia em períodos diferentes. O foco do pronunciamento está na determinação do denominador no cálculo do resultado por ação. A aplicação dos pronunciamentos não afetará a Companhia, quando da sua deliberação.

•
Alteração da Instrução CVM nº 457. O objetivo dessa alteração é estabelecer que as demonstrações contábeis consolidadas a serem apresentadas a partir do exercício de 2010, em IFRS, sejam elaboradas com base nos pronunciamentos do Comitê de Pronunciamentos Contábeis (CPC). A Companhia espera não haver diferenças com relação aos pronunciamentos.

Para os períodos cobertos pelas primeiras demonstrações contábeis, de acordo com os novos princípios, a Companhia avaliou as novas regras e como resultado da adoção dos pronunciamentos pertinentes às suas demonstrações efetuou os ajustes iniciais nas demonstrações intermediárias e comparativas conforme a seguir:
•
Benefícios a Empregados (CPC 33). A Companhia efetuou registros iniciais nos planos de benefícios a empregados de forma imediata, reconheceu um aumento no passivo com contrapartida no ativo de imposto de renda diferido e no patrimônio líquido. Nestes ajustes também estão contemplados os ganhos e perdas atuariais referentes a política contábil anterior, que se situavam dentro dos limites do ”corredor”, prática adotada pela Companhia para o reconhecimento dos ganhos e perdas atuariais dos planos de benefícios a empregados nos princípios anteriores, que continuará sendo adotada para os novos princípios.

•
Provisão para Desmobilização de Ativos (CPC 25), os registros realizados para adoção inicial deste pronunciamento, referem-se às diferenças entre as taxas históricas de juros de longo prazo utilizadas nos princípios anteriores e as utilizadas nos novos princípios, para o cálculo do desconto a valor presente das obrigações com a desmobilização de ativos.

•
Instrumentos Financeiros (CPC 38), os ajustes referentes a esse pronunciamento estão relacionados à remuneração adicional de títulos mandatoriamente conversíveis em ações, remuneração de dívida e dividendos adicionais.

•
Arrendamento mercantil, a Companhia reconheceu como ativo imobilizado com contrapartida em empréstimos e financiamentos o montante de contratos de arrendamento classificados como financeiros anteriormente tratados como arrendamento operacional.

•
Imposto de renda diferido, os ajustes nesta conta referem-se basicamente a transferência das parcelas registradas como corrente para o não corrente, de acordo com o CPC 26. O montante contém um prejuízo fiscal da controladora de R$397.109 em 30 de junho de 2010, contra R$799.243 em 31 de dezembro de 2009 e tem expectativa de realização ainda em 2010.

•	Investimentos, registros necessários a controladora pela adoção dos novos princípios contábeis pelas controladas. Os efeitos dos ajustes estão relacionados no quadro a seguir.

•
Participação minoritária, esta rubrica contábil passou a denominar-se Participação dos Acionistas não Controladores e foi realocada para o Patrimônio Líquido, de acordo com o pronunciamento Técnico CPC 26 e 36. A participação dos acionistas não controladores, registrada contabilmente de forma destacada no patrimônio líquido requer que as movimentações das rubricas de composição do patrimônio destes acionistas, ocorram de forma similar às apresentadas para os acionistas controladores.

•
Ações resgatáveis de acionistas não controladores, a participação dos acionistas não controladores que é resgatável após a ocorrência de certos eventos fora do controle da Companhia, foi classificada como Ações resgatáveis de acionistas não controladores no passivo não corrente.

Ajustes da Adoção de Novas Práticas, Estimativas Contábeis e Reclassificações

	Consolidado				Controladora
			Participação	Patrimônio			Patrimônio
	Ativos	Passivos	Minoritária	líquido	Ativos	Passivos	líquido
Balanço de abertura das novas práticas em 01 de janeiro de 2009
Saldo anterior à adoção das novas práticas	184.845.948	82.489.987	6.081.319	96.274.640	171.759.376	75.484.736	96.274.640

Benefícios a Empregados	102.817	108.208	—	(5.391)	102.817	302.402	(199.585)
Provisão para desmobilização de ativos	(48.169)	(87.843)	—	39.674	—	—	—
Arrendamento Mercantil	18.437	19.289	—	(852)	—	—	—
Imposto de Renda Diferido	(429.936)	(429.936)	—	—	—	—	—
Investimentos	—	—	—	—	233.016	—	233.016
Depósito Judicial	1.126.238	1.126.238	—	—	861.791	861.791	—

Ajustes das novas práticas em 01 de janeiro de 2009	769.387	735.956	—	33.431	1.197.624	1.164.193	33.431

Patrimônio líquido dos acionistas controladores				96.308.071
Participação dos acionistas não controladores — PL	—	—	(4.691.278)	4.691.278	—	—	—
Ações resgatáveis dos acionistas não controladores	—	1.390.041	(1.390.041)	—	—	—	—

Saldo em em 01de janeiro de 2009 com as novas práticas	185.615.335	84.615.984	—	100.999.349	172.957.000	76.648.929	96.308.071

	Consolidado					Controladora
			Participação	Patrimônio	Resultado			Patrimônio	Resultado
Em 30 de junho de 2009 - 2º Trimestre de 2009	Ativos	Passivos	Minoritária	líquido	líquido	Ativos	Passivos	líquido	líquido
Saldo anterior à adoção das novas práticas	170.343.886	71.306.371	4.478.132	94.559.383	1.466.653	157.016.812	62.457.429	94.559.383	1.466.653

Ajustes acumulados de periodos anteriores	785.664	677.124	—	108.540	—	1.342.185	1.233.645	108.540	—

	171.129.550	71.983.495	4.478.132	94.667.923	1.466.653	158.358.997	63.691.074	94.667.923	1.466.653

Benefícios a Empregados	(2.836)	158.109	—	(160.945)	(2.390)	(2.836)	(8.340)	5.504	5.504
Provisão para desmobilização de ativos	104.625	107.140	—	(2.515)	(13.392)	—	—	—	—
Remuneração adicional de títulos mandatoriamente conversível	—	—	—	—	43.088	—	—	—	—
Arrendamento Mercantil	(2.014)	(1.980)	—	(34)	(268)	—	—	—	—
Imposto de Renda Diferido	23.924	23.924	—	—	—	—	—	—	—
Investimentos	—	—	—	—	—	(168.998)	—	(168.998)	21.534
Depósito Judicial	11.178	11.178	—	—	—	44.098	44.098	—	—

Ajustes das novas práticas no 2T09	134.877	298.371	—	(163.494)	27.038	(127.736)	35.758	(163.494)	27.038

Patrimônio líquido dos acionistas controladores			—	94.504.429	1.493.691

Ajustes acumulados de periodos anteriores	—	—	(4.572.193)	4.572.193	—	—	—	—	—
Participação dos acionistas não controladores — PL	—	—	1.358.698	(1.358.698)	109.343	—	—	—	—
Ações resgatáveis dos acionistas não controladores	—	1.264.637	(1.264.637)	—	—	—	—	—	—

Saldo em 30/06/09 com as novas práticas	171.264.427	73.546.503	—	97.717.924	1.603.034	158.231.261	63.726.832	94.504.429	1.493.691

	Consolidado					Controladora
			Participação	Patrimônio	Resultado			Patrimônio	Resultado
Em 31 de dezembro 2009 - 4º Trimestre de 2009	Ativos	Passivos	Minoritária	líquido	líquido	Ativos	Passivos	líquido	líquido
Saldo anterior à adoção das novas práticas	175.738.728	74.194.328	5.807.426	95.736.974	2.628.094	159.757.929	64.020.955	95.736.974	2.628.094
Ajustes acumulados de periodos anteriores	1.077.950	1.136.953	—	(59.003)	—	1.266.104	1.325.107	(59.003)	—

	176.816.678	75.331.281	5.807.426	95.677.971	2.628.094	161.024.033	65.346.062	95.677.971	2.628.094

Benefícios a Empregados	(11.537)	(108.509)	—	96.972	3.824	(11.537)	(33.932)	22.395	22.395
Provisão para desmobilização de ativos	(67.200)	(49.846)	—	(17.354)	16.651	—	—	—	—
Remuneração adicional de título mandatoriamente conversível	—	—	—	—	59.062	—	—	—	—
Arrendamento Mercantil	(1.323)	(1.849)	—	526	(25)	—	—	—	—
Imposto de Renda Diferido	1.537.654	1.537.654	—	—	—	—	—	—	—
Investimentos	—	—	—	—	—	57.749	—	57.749	57.117
Depósito Judicial	(536.083)	(536.083)	—	—	—	18.407	18.407	—	—

Ajustes das novas práticas no 4T09	921.511	841.367	—	80.144	79.512	64.619	(15.525)	80.144	79.512

Patrimônio líquido dos acionistas controladores				95.758.115	2.707.606

Ajustes acumulados dos periodos anteriores	—	—	(3.416.404)	3.416.404	—	—	—	—	—
Participação dos acionistas não controladores — PL	—	—	(1.118.708)	1.118.708	68.489	—	—	—	—
Ações resgatáveis dos acionistas não controladores	—	1.272.314	(1.272.314)	—	—	—	—	—	—

Saldo em 31/12/09 com as novas práticas	177.738.189	77.444.962	—	100.293.227	2.776.095	161.088.652	65.330.537	95.758.115	2.707.606

7.4 Princípios e Práticas de Consolidação
As demonstrações contábeis condensadas consolidadas intermediárias refletem os saldos de ativos, passivos e patrimônio líquido em 30 de junho de 2010 e em 31 de dezembro de 2009 e as operações dos trimestres findos em 30 de junho de 2010 e de 2009 da Controladora, de suas controladas diretas e indiretas e de controle compartilhado. As operações no exterior são convertidas para a moeda de apresentação das demonstrações contábeis no Brasil para fins de registro da equivalência patrimonial, de consolidação integral ou proporcional das demonstrações contábeis.
A participação da Vale em projetos hidrelétricos é feita através de contratos de consórcio sob os quais a Companhia participa nos ativos e passivos dos empreendimentos na proporção da cota que detém sobre a energia gerada. A Companhia não possui responsabilidade conjunta por nenhuma obrigação. Uma vez que não existe entidade legal para o projeto, não há demonstrações financeiras, declaração de imposto de renda, lucro líquido e patrimônio líquido separados. A legislação brasileira claramente estabelece que não existe entidade separada em virtude de contrato de consórcio. Dessa forma a Vale reconhece a participação proporcional dos custos e das participações não divisíveis nos ativos relacionados aos projetos hidrelétricos.
7.5- Aquisições e Desinvestimentos
a) Fertilizantes Fosfatados S.A e Vale Fosfatados S.A
Alinhados com a estratégia da Companhia de se tornar líder no mercado de fertilizantes, a Vale adquiriu em maio, 58,6% de participação no capital da Fertilizantes Fosfatados S.A — Fosfértil (Fosfértil) e os ativos de fertilizantes da Bunge Participações e Investimentos (BPI), atualmente Vale Fosfatados S.A pelo valor total de R$ 8.692.537. Como parte dessa aquisição, a Companhia mantém um contrato de opção para adquirir uma participação adicional de 20,27% do capital da Fosfértil por US$ 1.029 milhões (equivalentes em 30 de junho de 2010 a R$ 1.854 milhões) e que deverá ser concluída num futuro próximo, bem como, realizará oferta pública para adquirir 0,19% das ações ordinárias detidas pelos acionistas não controladores.
Em virtude do fechamento recente dessa transação, as informações referentes à alocação do preço de compra apresentadas abaixo baseada no valor justo de ativos identificáveis e passivos assumidos são preliminares. Essa alocação atualmente está sendo feita internamente pela Companhia e será finalizada durante os próximos períodos e, por consequência, os valores referentes à alocação descritos abaixo estão sujeitas a revisão que pode ser material.

Preço de compra	8.692.537
Parcela atribuída aos acionistas não controladores (*)	3.316.930
Valor de custo dos ativos e passivos assumidos, líquido	(4.395.902)
Ajuste ao valor justo do imobilizado	(9.307.406)
Ajuste ao valor justo dos estoques	(180.761)
Imposto de renda diferido sobre os ajustes acima	3.225.977

Ágio	1.351.375

(*)	A parcela atribuída aos acionistas não controladores foi calculada com base no contrato de opção e preços de mercado para os principais acionistas não controladores.
Se a aquisição desses bens fosse concluída em 1º de janeiro de 2010, nosso lucro líquido seria aumentado em R$ 80.159 e a nossa receita líquida aumentaria em R$ 829.010.
O saldo do ágio deriva, primariamente, das sinergias entre ativos adquiridos e operações de potássio em Taquari Vassouras, Caranalita, Rio Colorado e Neuquém e fosfato em Bayóvar I e II, no Peru, e Evate, em Moçambique. O desenvolvimento de nossos projetos e aquisição da carteira de ativos de fertilizantes permitirá que a Companhia seja um dos líderes no negócio mundial de fertilizantes.
b) Outras transações
Como parte dos esforços da Companhia para atingir os objetivos de produção futura, a Vale adquiriu 51% de participação na BSG Resources (Guinea) Ltd, que detém concessões de minério de ferro em Simandou Sul (Zogota) e licença de exploração em Simandou Norte. Desse montante, R$ 900.750 foram pagáveis imediatamente e os restantes US$ 2 bilhões (equivalentes em 30 de junho de 2010 a R$ 3.603 milhões) serão pagos mediante ao cumprimento de metas específicas. Esse empreendimento tem o compromisso de renovar 660 km da ferrovia Trans-Guiné.
Em maio, a Vale realizou um acordo com a Oman Oil Company SAOC (OOC), uma empresa controlada pelo Governo do Sultanato de Oman, para vender 30% da Vale Oman Pelletizing Company LLC (VOPC), por US$ 125 milhões (equivalentes em 30 de junho de 2010 a R$ 225 milhões). A transação ainda está sujeita aos termos estabelecidos no acordo definitivo de compra de ações a ser assinado após o cumprimento de condições precedentes.
Em junho, a Vale adquiriu uma participação adicional de 24,5% no projeto de carvão Belvedere (Belvedere) por R$ 167.946 da AMCI Investments Pty Ltd (AMCI). Como resultado desta transação, a Companhia aumentou sua participação no Belvedere de 51,0% para 75,5%.
Em julho, a Vale concluiu a venda de participações minoritárias no projeto Bayóvar, no Peru por meio da Companhia recém-formada MVM Resources International BV (MVM). A Companhia vendeu 35% do capital total da MVM para a Mosaic por US$ 385 milhões (equivalente em 30 de junho de 2010 a R$ 694 milhões) e 25% para a Mitsui por US$ 275 milhões (equivalente em 30 de junho de 2010 a R$ 495 milhões). A Vale detém o controle do projeto Bayóvar, mantendo participação de 40% do capital total da Companhia recém-formada. O montante de capital investido até 30 de junho de 2010 foi, aproximadamente, US$ 400 milhões (equivalentes a R$ 721 milhões). O ganho nessa transação será contabilizado no patrimônio líquido de acordo com as regras de ganho/perda quando o controle é mantido.
A Vale celebrou acordos e entrou em negociações para vender os ativos de caulim, alumínio e alumina. Para maiores detalhes ver nota 7.10.
7.6- Caixa e Equivalentes de caixa

	Consolidado		Controladora
	30 de junho de 2010	31 de dezembro de	30 de junho de 2010	31 de dezembro de
	(não auditado)	2009	(não auditado)	2009

Caixa e banco	2.754.454	1.405.352	940.196	85.693
Aplicações financeiras	9.092.817	11.815.247	2.570.150	1.164.287

	11.847.271	13.220.599	3.510.346	1.249.980

Todas as aplicações financeiras acima foram efetuadas em investimento de baixo risco com vencimento original inferior a três meses. Sendo parte em reais indexadas ao CDI e parte em Dólares em Time deposits.

7.7- Investimentos a Curto Prazo

		Consolidado
	30 de junho de 2010 (não auditado)	31 de dezembro de 2009

Time deposits (*)	—	6.524.906

(*)	representam aplicações de baixo risco, com data de resgate entre 91 e 360 dias, as aplicações com prazos inferiores estão classificadas como caixa e equivalentes de caixa.
7.8- Partes Relacionadas
No curso normal das operações, a Vale contrai direitos e obrigações com partes relacionadas, oriundas de operações de venda e compra de produtos e serviços, arrendamento de ativos, operações de mútuos pactuados em condições normais de mercado, comercialização de matéria-prima, assim como de serviços de transporte ferroviário.
Os saldos dessas operações com partes relacionadas e seus efeitos nas informações trimestrais podem ser identificados como segue:

	Consolidado
	Ativos
	30 de junho de 2010 (não auditado)		31 de dezembro de 2009
		Partes		Partes
	Clientes	relacionadas	Clientes	relacionadas
Baovale Mineração S.A	3.057	—	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	399	—	—	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	41.614	137	29.297	136
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	342	—	1.042	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	210	—	—
Korea Nickel Corporation	—	—	18.922	—
Mineração Rio do Norte S.A.	214	16	—	—
MRS Logistica S.A.	828	360	—	—
Samarco Mineração S.A	36.357	21.903	10.298	37.418
Outros	—	117.197	32.431	170.185

Total	82.811	139.823	91.990	207.739

Registrado no:
Circulante	82.811	115.088	91.990	144.029
Não Circulante	—	24.735	—	63.710

	82.811	139.823	91.990	207.739

	Consolidado
	Passivos
	30 de junho de 2010 (não auditado)		31 de dezembro de 2009
		Partes		Partes
	Fornecedores	relacionadas	Fornecedores	relacionadas
Baovale Mineração S.A	23.741	—	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	19.144	1.069	4.712	1.912
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	80.334	5.259	27.861	1.051
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	3.487	—	4.783	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	25.023	—	8.307	9.518
Minas da Serra Geral	2.689	11.714	8.068	14.236
Mineração Rio do Norte S.A.	15.143	—	25.839	—
MRS Logistica S.A.	261.491	109.376	309.783	109.376
Outros	35.835	11.426	119.496	539

Total	466.887	138.844	508.849	136.632

Circulante	466.887	35.844	508.849	33.468
Não Circulante	—	103.000	—	103.164

	466.887	138.844	508.849	136.632

	Controladora
	Ativo
	30 de junho de 2010 (não auditado)		31 de dezembro de 2009
		Partes		Partes
	Clientes	relacionadas	Clientes	relacionadas
ALUNORTE — Alumina do Norte do Brasil S.A.	36.439	67.276	33.071	71.526
Baovale Mineração S.A	6.114	3.322	—	—
Companhia Portuária Baía de Sepetiba — CPBS	1.120	152.554	—	—
CVRD OVERSEAS Ltd.	1.160.908	287	544.802	174
Ferrovia Centro — Atlântica S.A.	30.073	102.739	59.134	68.075
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	794	18.420	709	421
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	—	—	59.555	12
Minerações Brasileiras Reunidas S.A. — MBR	752	570.926	6.033	686.804
MRS Logistica S.A.	1.064	22.317	1.277	6.018
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	35	5.344	—	—
Salobo Metais S.A.	4.822	233.555	3.499	233.555
Samarco Mineração S.A	72.714	591.367	20.596	74.836
Vale International S.A.	4.491.720	1.590.978	1.672.019	4.652.712
Vale Manganês S.A.	28.925	181.709	36.022	181.205
Outros	252.215	607.971	169.083	226.954

Total	6.087.695	4.148.765	2.605.800	6.202.292

Curto Prazo	6.087.695	1.994.284	2.605.800	4.359.807
Não circulante	—	2.154.481	—	1.842.485

	6.087.695	4.148.765	2.605.800	6.202.292

	Controladora
	Passivo
	30 de junho de 2010 (não auditado)		31 de dezembro de 2009
		Partes		Partes
	Fornecedores	relacionadas	Fornecedores	relacionadas
ALUNORTE — Alumina do Norte do Brasil S.A.	13.626	—	15.732	—
Baovale Mineração S.A	47.482	—	38.790	—
Companhia Portuária Baía de Sepetiba — CPBS	183.883	2.459	30.185	2.319
CVRD OVERSEAS Ltd.	4	234.783	4	490.955
Ferrovia Centro — Atlântica S.A.	17.294	—	14.101	1.583
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	38.288	—	9.424	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	—	—	56.732	2.140
Minerações Brasileiras Reunidas S.A. — MBR	28.248	214.728	30.203	87.628
MRS Logistica S.A.	337.376	—	433.122	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51.067	21.203	16.953	21.199
Salobo Metais S.A.	14.000	—	16.200	—
Vale International S.A.	5.464	33.228.211	41.740	34.807.832
Vale Manganês S.A.	—	—	—	8
Outros	234.444	32.839	142.400	39.951

Total	971.176	33.734.223	845.586	35.453.615

Circulante	971.176	6.183.637	845.586	7.342.680
Não circulante	—	27.550.586	—	28.110.935

	971.176	33.734.223	845.586	35.453.615

	Consolidado
	Trimestre (não auditado)
	Receitas		Custos e despesas		Financeiro
	30 de junho de	30 de junho de	30 de junho de	30 de junho de	30 de junho de	30 de junho de
	2010	2009	2010	2009	2010	2009
Baovale Mineração S.A.	2.436	3.054	4.523	4.584	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	—	7.439	—	45	(263)
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	59.914	4.146	60.080	492	(656)	40
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	—	—	3.502	97	86	(110)
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	64	10.985	6.819	83	2.588
Log-in S.A.	2.507	13.691	—	—	(21)	382
Mineração Rio do Norte S.A	17	—	40.225	65.018	(44)	(105)
MRS Logistica S.A.	5.098	2.988	157.427	140.479	(9.232)	—
Samarco Mineração S.A.	93.243	14.049	—	—	49	(61)
Outras	147	—	17.404	2.024	11.355	20.471

	163.362	37.992	301.585	219.513	1.665	22.942

	Consolidado
	Acumulado (não auditado)
	Receitas		Custos e despesas		Financeiro
	30 de junho de	30 de junho de	30 de junho de	30 de junho de	30 de junho de	30 de junho de
	2010	2009	2010	2009	2010	2009
Baovale Mineração S.A.	3.988	3.054	9.046	9.168	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	—	18.070	35.534	73	(638)
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	125.131	8.772	164.225	1.707	733	(1.857)
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	—	—	8.755	6.973	76	(666)
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	64	20.198	25.339	110	(452)
Log-in S.A.	7.475	13.691	—	—	(63)	382
Mineração Rio do Norte S.A	17	—	74.469	136.472	(145)	39
MRS Logistica S.A.	7.852	5.276	276.763	237.752	(12.933)	—
Samarco Mineração S.A.	152.561	29.567	—	—	49	(65)
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (*)	—	108.982	—	—	—	—
Outras	147	7.915	25.120	26.866	12.526	(1.499)

	297.171	177.321	596.646	479.811	426	(4.756)

	Controladora
	Acumulado (não auditado)
	Receitas		Custos e despesas		Financeiro
	30 de junho de	30 de junho de	30 de junho de	30 de junho de	30 de junho de	30 de junho de
	2010	2009	2010	2009	2010	2009
ALBRAS — Alumínio Brasileiro S.A.	46.273	52.132	—	—	—	—
ALUNORTE — Alumina do Norte do Brasil S.A.	102.117	180.405	39.151	49.739	(317)	(14.462)
Baovale Mineração S.A.	5.370	6.108	9.047	18.335	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	35	14.879	66.861	92	(1.276)
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	125.469	17.542	122.338	3.477	1.573	(3.372)
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	—	—	7.133	14.201	174	(1.353)
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	63.325	22.420	56.773	169	57.212
Companhia Portuária Baia de Sepetiba — CPBS	—	—	78.196	120.758	(111)	(4.529)
CVRD Overseas Ltd.	1.751.192	1.404.159	—	11.236	3.181	87.439
Ferrovia Centro — Atlântica S.A.	70.578	105.278	18.537	4.865	(1.399)	4.844
MRS Logistica S.A.	7.857	7.405	265.704	406.413	(9.650)	—
Samarco Mineração S.A.	186.485	59.134	—	—	110	(130)
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (*)	—	89.381	—	—	—	—
Vale Energia S.A.	435	—	117.513	62.618	(1)	—
Vale International S.A.	8.190.287	16.810.692	—	756.444	(782.917)	5.483.148
Vale Manganês S.A.	27.709	24.075	—	1.432	(2)	—
Outras	5.389	28.964	5.379	39.440	637	(7.090)

	10.519.161	18.848.635	700.297	1.612.592	(788.461)	5.600.431

Adicionalmente, a Vale tem com o Banco Nacional de Desenvolvimento Social e o BNDES Participações S. A. os valores de R$ 3.000.026 e R$ 1.191.332 em 30 de junho de 2010, respectivamente, relativos a operações de empréstimos remunerados a juros de mercado, cujo maior prazo de vencimento é setembro de 2029. Estes valores estão registrados na rubrica empréstimos e financiamentos.

A Vale tem ainda operações de aplicações financeiras com o Bradesco no valor de R$ 266.962 em 30 de junho de 2010.

30 de junho de 2010
Remuneração de pessoal chave da administração	(não auditado)

Benefícios de curto prazo a administradores	60.407
Outros benefícios de longo prazo a administradores	13.667

Total	74.074

7.9- Estoques

	Consolidado		Controladora
	30 de junho de 2010	31 de dezembro de	30 de junho de 2010	31 de dezembro de
	(não auditado)	2009	(não auditado)	2009
Produtos acabados
Níquel (co-produtos e subprodutos)	2.783.348	1.885.788	71.744	56.531
Minério de ferro e pelotas	1.344.567	1.324.230	1.044.221	999.797
Manganês e ferroligas	298.609	289.538	—	—
Fertilizantes	774.051	—	36.875	—
Produtos de alumínio	13.697	251.169	—	1.094
Caulim	—	73.402	—	—
Carvão	118.708	89.187	—	—
Concentrado de cobre	49.597	60.754	49.597	60.754
Produtos siderúrgicos	64.191	24.776	—	—
Outros	67.213	13.528	69.327	29.782

	5.513.981	4.012.372	1.271.764	1.147.958
Peças de reposição e manutenção	1.855.164	1.900.652	688.754	733.625

	7.369.145	5.913.024	1.960.518	1.881.583

7.10- Ativos Mantidos para Venda
• Alumínio
Em conexão com a estratégia de gestão da carteira de ativos, a Vale realizou um acordo com a Norsk Hydro ASA (Hydro) para a venda de todas as participações na Albras — Alumínio Brasileiro SA (Albras), Alunorte — Alumina do Norte do Brasil SA (Alunorte), Companhia de Alumina do Pará (CAP), 60% da mina de bauxita de Paragominas e todos os direitos minerários de bauxita no Brasil (“Negócio de Alumínio”).
Para estas operações a Companhia receberá US$ 1.005 milhões (equivalentes em 30 de junho de 2010 a R$ 1.811 milhões) em espécie e 22% do capital da Hydro. Adicionalmente, a Hydro irá assumir uma dívida de US$ 700 milhões (equivalentes em 30 de junho de 2010 a R$ 1.261 milhões). Em 2013 e 2015, a Vale venderá os restantes 40% da mina de bauxita e outros direitos minerários de bauxita no Brasil, por US$ 400 milhões (equivalentes em 30 de junho de 2010 a R$ 721 milhões).
A companhia concluiu que o valor justo esperado da transação é maior do que o valor contábil líquido, mantendo, portanto, os valores originais. Além disso, devido a influência significativa que a empresa manterá na Hydro, o alumínio não foi considerado uma operação descontinuada.
• Caulim
Como parte da gestão de portifólio de ativos, a Vale está em negociação visando a venda dos ativos líquidos vinculados a atividade de caulim. A Companhia avaliou esses ativos a valor justo e reconheceu no resultado do 1T10, uma perda estimada no valor de R$224.448.

Em 30 de junho de 2010, o montante detalhado dos ativos e passivos classificados como mantidos para venda estão incluídos, como segue:

Consolidado
Ativos mantidos para venda
Imobilizado	8.478.275
Adiantamento a fornecedores — energia	857.469
Estoques	729.625
Impostos a recuperar	68.487
Outros ativos	1.404.701

Total	11.538.557

Passivos associados à ativos mantidos para venda
Participação dos acionistas não controladores	3.151.732
Dívida de longo prazo	1.125.863
Dívida a curto prazo	212.794
Outros	422.494

Total	4.912.883

Na controladora, os ativos mantidos para a venda referem-se os investimentos vinculados a operação descontinuada do caulim e aos ativos de alumínio da controladora vinculados a operação descrita acima.
7.11- Imposto de Renda e Contribuição Social
O imposto de renda no Brasil compreende o imposto sobre a renda e a contribuição social sobre o lucro. A alíquota estatutária aplicável nos períodos apresentados é de 34%. Em outros países, onde temos operações, a tributação aplicável varia entre 1,67% e 40%.
O total demonstrado como resultado de imposto de renda e contribuição social nas demonstrações contábeis consolidadas está reconciliado com as alíquotas estabelecidas pela legislação, como segue:

	Consolidado				Controladora
	Período de três meses findos
	em (não auditado)		Acumulado (não auditado)		Acumulado (não auditado)
	30 de junho de	30 de junho de	30 de junho de	30 de junho de	30 de junho de	30 de junho de
	2010	2009 (I)	2010	2009 (I)	2010	2009 (I)
Lucro antes do imposto de renda e da contribuição social	8.029.029	5.136.923	10.724.093	8.937.453	10.792.204	9.024.667
Resultado de participações societárias	(36.954)	(50.021)	(44.168)	(63.471)	(4.054.956)	4.153.194
Efeito decorrente de moeda funcional não tributada	(319.318)	6.822.356	(1.087.800)	8.253.650	—	—

	7.672.757	11.909.258	9.592.125	17.127.632	6.737.248	13.177.861

Alíquota combinada do imposto de renda e da contribuição social	34%	34%	34%	34%	34%	34%

Imposto de renda e contribuição social às alíquotas da legislação	(2.608.738)	(4.049.148)	(3.261.323)	(5.823.395)	(2.290.664)	(4.480.473)
Ajustes que afetaram o cálculo dos tributos:
Imposto de renda e contribuição social de juros sobre o capital próprio	373.320	—	747.320	—	747.320	—
Incentivos fiscais	461.354	129.218	509.666	192.690	391.627	158.424
Resultados de empresas no exterior tributadas à aliquotas diferentes a da controladora	433.713	361.304	1.001.974	1.083.247	—	—
Outros	42.009	24.737	57.468	254.446	109.959	(59.668)

Imposto de renda e contribuição social no resultado do período	(1.298.342)	(3.533.889)	(944.895)	(4.293.012)	(1.041.759)	(4.381.717)

(I)	período ajustado pelos novos pronunciamentos contábeis dos CPC’s para efeito de comparativos, conforme nota 7.3.
7.12- Intangíveis

	Consolidado		Controladora
	30 de junho de 2010	31 de dezembro de	30 de junho de 2010	31 de dezembro de
Intangíveis	(não auditado)	2009	(não auditado)	2009

Concessões e Subconcessão	14.229.587	14.143.035	9.448.375	9.460.707
Ágio na aquisição de empresas	8.594.821	7.180.763	8.594.821	7.180.763
Direito de uso	642.747	654.723	642.747	654.723
Outros	636.476	626.057	12.905	16.777

	24.103.631	22.604.578	18.698.848	17.312.970

7.13- Imobilizado

		Consolidado				Controladora
					31 de				31 de
	Taxas médias	30 de junho de 2010 (não auditado)			dezembro de 2009 (I)	30 de junho de 2010 (não auditado)			dezembro de 2009 (I)
	de		Depreciação				Depreciação
	depreciação	Custo	acumulada	Líquido	Líquido	Custo	acumulada	Líquido	Líquido
Terrenos	—	512.256	—	512.256	477.304	304.043	—	304.043	272.174
Imóveis	2%	9.344.109	(1.692.650)	7.651.459	6.062.720	3.093.108	(815.427)	2.277.681	2.331.492
Instalações	4%	26.677.012	(8.777.753)	17.899.259	19.340.065	13.698.426	(4.507.711)	9.190.715	9.752.380
Equipamentos	8%	16.566.094	(6.464.202)	10.101.892	8.918.026	5.300.078	(1.983.712)	3.316.366	3.442.026
Equipamentos de informática	20%	2.531.458	(1.487.609)	1.043.849	812.992	1.918.962	(1.284.859)	634.103	667.047
Ativos minerários	5%	44.477.906	(4.603.714)	39.874.192	23.967.860	3.345.703	(445.668)	2.900.035	1.531.351
Outros	7%	13.868.792	(2.739.559)	11.129.233	11.232.093	3.333.185	(1.619.371)	1.713.814	1.548.349

		113.977.627	(25.765.487)	88.212.140	70.811.060	30.993.505	(10.656.748)	20.336.757	19.544.819
Imobilizações em curso		27.333.927	—	27.333.927	31.684.373	13.703.134	—	13.703.134	14.337.765

Total		141.311.554	(25.765.487)	115.546.067	102.495.433	44.696.639	(10.656.748)	34.039.891	33.882.584

(I)	período ajustado pelos novos pronunciamentos contábeis dos CPC’s para efeito de comparativos, conforme nota 7.3.
7.14- Empréstimos e Financiamentos
Captados a curto prazo

	Consolidado
	30 de junho de 2010 (não
	auditado)	31 de dezembro de 2009
Financiamento de comércio exterior	736.411	545.851
Capital de giro	100.186	100.474

	836.597	646.325

Referem-se a financiamentos a curto prazo, denominados em dólares norte-americanos, com taxa média de juros de 1,56% ao ano.
Captados a longo prazo

	Consolidado				Controladora
	Passivo circulante		Não circulante		Passivo circulante		Não circulante
	30 de junho de	31 de	30 de junho de	31 de	30 de junho de	31 de	30 de junho de	31 de
	2010 (não	dezembro de	2010 (não	dezembro de	2010 (não	dezembro de	2010 (não	dezembro de
	auditado)	2009 (I)	auditado)	2009 (I)	auditado)	2009 (I)	auditado)	2009 (I)
Contratados no exterior
Dólares norte-americanos	4.990.387	2.850.615	6.322.441	10.688.409	277.691	276.267	1.864.710	1.095.104
Outras moedas	116.061	50.963	457.767	715.112	5.259	5.982	2.630	5.982
Dólares norte-americanos	—	—	15.303.613	12.851.649	—	—	—	—
Euro	—	—	1.653.225	—	—	—	1.653.224	—
Securitização de exportações (*)	—	261.173	—	—	—	—	—	—
Notas perpétuas	—	—	140.834	136.120	—	—	—	—
Encargos decorridos	355.798	346.128	—	—	24.804	6.644	—	—

	5.462.246	3.508.879	23.877.880	24.391.290	307.754	288.893	3.520.564	1.101.086

Indexados por TJLP, TR, IGP-M e CDI	152.260	145.231	6.531.089	6.233.293	108.218	107.891	6.034.845	5.975.944
Cesta de moedas	2.535	2.450	4.013	5.104	2.535	2.450	4.013	5.105
Empréstimos em dólares norte-americanos	—	—	1.030.281	989.770	—	—	1.024.047	989.770
Debêntures não conversíveis em ações	1.500.000	1.500.000	4.561.323	4.512.970	1.500.000	1.500.000	4.000.000	4.000.000
Encargos decorridos	167.153	154.046	—	—	167.153	154.046	—	—

	1.821.948	1.801.727	12.126.706	11.741.137	1.777.906	1.764.387	11.062.905	10.970.819

Total	7.284.194	5.310.606	36.004.586	36.132.427	2.085.660	2.053.280	14.583.469	12.071.905

(I)	período ajustado pelos novos pronunciamentos contábeis dos CPC’s para efeito de comparativos, conforme nota 7.3.

(*)	Títulos da dívida securitizados por recebíveis futuros oriundos de determinadas vendas de exportações.

As parcelas a longo prazo em 30 de junho de 2010 têm vencimento nos seguintes anos:

	Consolidado		Controladora
2011	1.966.812	5%	173.835	1%
2012	2.340.625	6%	444.968	3%
2013	5.736.682	17%	4.440.970	30%
2014	1.795.638	5%	1.489.093	10%
2015 em diante	23.462.671	65%	8.034.603	56%
Sem data de vencimento (Notas perpétuas e debêntures não conversíveis em ações)	702.158	2%	—	0%

	36.004.586	100%	14.583.469	100%

Em 30 de junho de 2010, as taxas de juros anuais sobre as dívidas a longo prazo eram como segue:

	Consolidado	Controladora
Até 3%	11.513.549	3.175.667
3,1% até 5% (*)	1.938.448	1.681.991
5,1% até 7%	15.441.184	1.202.775
7,1% até 9% (**)	5.373.910	1.959.549
9,1% até 11% (**)	6.790.440	6.572.635
Acima de 11% (**)	2.083.420	2.076.512
Variáveis (Notas perpétuas)	147.829	—

	43.288.780	16.669.129

(*)	Inclui a operação de eurobonds, para a qual foi contratado instrumento financeiro a um custo de 4,71% a.a em US dólar.

(**)
Inclui debêntures não conversíveis e outros empréstimos em reais, cuja remuneração é igual à variação acumulada da taxa do CDI e TJLP mais spread. Para estas operações foram contratados instrumentos financeiros derivativos a fim de proteger a exposição da Companhia às variações da dívida flutuante em reais. O total contratado para estas operações é de R$11.484.342, dos quais R$11.043.280 têm taxas de juros originais acima de 7.1% a.a.. Após a contratação dos derivativos o custo médio destas operações é de 4,42% a.a. em US dólar.

O custo médio total de todas as operações com derivativos é de 4,46% a.a em US dólar.
Em junho de 2010 foi captado Pré-pagamento de Exportação com um banco brasileiro no valor de US$500 milhões, equivalentes a R$900.750, com vencimento em 10 anos.
Em março de 2010, a Vale captou €750 milhões, equivalentes a R$1.805.700, eurobônus de 8 anos ao preço de 99,564% do valor de face do título. As notas com vencimento em março de 2018, terão cupom de 4,375% por ano, pagos anualmente.
Em janeiro de 2010, a Vale realizou o resgate antecipado da totalidade das notas de securitização de recebíveis de exportações emitidas em Setembro de 2000 (com vencimento em 2010 e taxa de juros de 8,926% por ano), e Julho de 2003 (com vencimento em 2013 e taxa de juros de 4,43% por ano). O valor total do principal era de R$48 milhões para as notas de Setembro de 2000 e R$213 milhões para as notas de Julho de 2003, totalizando o resgate antecipado de dívida de R$261 milhões.
Garantias
Em 30 de junho de 2010, R$339.840 (31 de dezembro de 2009 — R$1.310.316) do saldo devido eram garantidos, sendo R$3.224 (31 de dezembro de 2009 R$58.651) pelo Governo Federal Brasileiro e R$336.616 (31 de dezembro de 2009 R$987.301) por outros recebíveis. Em 31 de dezembro de 2009 R$264.364 eram garantidos por recebíveis da CVRD Overseas Ltd., liquidados em Janeiro de 2010. O saldo devido restantes de R$42.948.940 (31 de dezembro de 2009 R$40.132.717) não possui garantias.
Alguns dos instrumentos financeiros de longo prazo contêm obrigações relacionadas a indicadores financeiros. Os principais indicadores são dívida sobre patrimônio líquido, dívidas versus EBITDA e cobertura de juros. A Vale está em conformidade com os níveis requeridos para os indicadores.
7.15- Passivos Contingentes e Compromissos
A Vale e suas controladas são partes envolvidas em ações trabalhistas, cíveis, tributárias e outras em andamento e que estão sendo discutidas tanto na esfera administrativa quanto na judicial, as quais, quando aplicável, são amparadas por depósitos judiciais. As provisões para as perdas decorrentes destes processos são estimadas e atualizadas pela Administração, amparada pela opinião da diretoria jurídica da Empresa e de seus consultores legais externos.
Adicionalmente às provisões registradas, existem outros passivos contingentes, distribuídos entre processos tributários, cíveis e trabalhistas, considerados como perda possível no montante de R$ 8.896.446 no consolidado (R$ 3.760.195 na controladora).

Provisão para Contingências
As provisões, consideradas pela Administração e por seus consultores jurídicos como suficientes para cobrir eventuais perdas em processos judiciais de qualquer natureza são detalhadas, como segue:

	Consolidado		Controladora
	30 de junho de 2010	31 de dezembro de	30 de junho de 2010	31 de dezembro de
	(não auditado)	2009	(não auditado)	2009
Contingências tributárias (I)	1.695.013	1.932.701	438.596	1.171.861
Contingências cíveis (II)	1.020.871	934.609	652.211	539.429
Contingências trabalhistas (III)	1.108.083	1.273.181	1.072.062	993.335
Contingências ambientais (IV)	41.033	61.126	28.512	25.935

Total de passivos provisionados	3.865.000	4.201.617	2.191.381	2.730.560

	30 de junho de 2010	31 de dezembro de	30 de junho de 2010	31 de dezembro de
	(não auditado)	2009	(não auditado)	2009
Saldo no início do período	4.201.617	4.053.294	2.730.560	2.592.278
Reversões líquidas de provisões	(251.973)	535.621	(441.733)	191.536
Pagamentos	(137.353)	(377.380)	(130.145)	(237.103)
Atualização monetária	52.709	(9.918)	32.699	183.849

Saldo no final do período	3.865.000	4.201.617	2.191.381	2.730.560

I)	Contingências Tributárias

As principais naturezas das causas tributárias referem-se substancialmente a discussões sobre a base de cálculo da Compensação Financeira pela Exploração de Recursos Minerais — CFEM e sobre indeferimentos de pedidos de compensação de créditos na liquidação de tributos federais. As demais se referem a cobranças de Adicional de Indenização do Trabalhador Portuário — AITP e questionamentos sobre a localidade de incidência para fins de Imposto sobre Serviços — ISS.

Em 2009, procedeu-se a baixa dos valores provisionados referentes à discussão sobre a compensação de prejuízos fiscais e bases negativas de contribuição social acima de 30%, devido à desistência da ação e consequente extinção do processo com liberação dos recursos depositados judicialmente em favor da União.

II)	Contingências Cíveis

As ações cíveis estão relacionadas às reclamações de Companhias contratadas por perdas que supostamente teriam ocorrido como resultado de vários planos econômicos, acidentes e ação reivindicatória solicitando devolução de terreno.

III)	Contingências Trabalhistas

Contingências trabalhistas e previdenciárias consistem principalmente de: (a) horas “itinere”, (b) adicional de periculosidade e insalubridade, (c) reclamações vinculadas a disputas sobre o montante de compensação pago sobre demissões e ao terço constitucional de férias.

Adicionalmente às provisões, existem depósitos judiciais que em 30 de junho de 2010 totalizam R$ 2.704.596 (R$ 3.108.522 em 31 de dezembro de 2009) no Consolidado e R$ 1.998.372 (R$ 2.433.036 em 31 de dezembro de 2009) na Controladora.

Outros compromissos
Em relação ao acordo de benefício fiscal para financiamento sobre arrendamento patrocinado pelo Governo Francês, a Vale fornece algumas garantias em dezembro de 2004 em favor da Vale New Caledonia S.A.S.(“VNC”) para as quais garante pagamentos devidos da VNC até o máximo de US$100 milhões (“Montante Máximo”) em relação à indenização. Esta garantia foi fornecida pela BNP Paribas em benefício de investidores de impostos da GniFi, uma entidade de propósito especial que possui uma parte dos ativos em nossa planta de processamento de níquel cobalto em New Caledônia (Ativos Girardin). Também fornece uma garantia adicional que cobre pagamentos devidos a VNC de (a) valores que excedem o Montante Máximo em relação à indenização e (b) certos outros valores pagáveis pela VNC sob o acordo de arrendamento que cobre os Ativos Girardin. Esta garantia foi fornecida pela BNP Paribas em benefício da GniFi.
Outro compromisso incorporado no benefício fiscal do acordo de financiamento do arrendamento foi que os Ativos Girardin seriam substancialmente completados em 31 de dezembro de 2009. Em virtude do atraso no inicio das instalações de processamento da VNC em dezembro de 2009, a data de conclusão substancial não foi atingida. A Administração propôs uma extensão da conclusão substancial de 31 de dezembro de 2009 para dezembro de 2010. Ambas as autoridades governamentais e os investidores de impostos concordaram com extensão embora o adiamento assinado ainda não houvesse sido recebido pelos investidores de impostos. As autoridades fiscais francesas emitiram suas extensões assinadas em 12 de marco de 2010. Consequentemente, os benefícios da estrutura de financiamento são altamente esperados em ser mantidas e a Vale antecipa que não haverá recaptura das vantagens fiscais fornecidas sob essa estrutura de financiamento.

Em 2009 duas novas garantias bancárias totalizando US$53 (€43) milhões para 30 de Junho de 2010 foram constituídas pela Vale em benefício da VNC e em favor da South Province of New Caledonia de maneira a garantir a realização da VNC relativa a certas obrigações ambientais em respeito a sua planta metalúrgica e a instalação de armazenamento de resíduos de Kwe West.
Sumic Nickel Netherlands B.V. (Sumic), que detém 21% das ações da VNC, tem opção de vender para a Vale 25%, 50%, ou 100% de suas ações de VNC. Esta opção poderá ser exercida se o custo inicial definido do projeto de desenvolvimento inicial de níquel-cobalto conforme medido pelo financiamento fornecido pela VNC, em moeda local e convertido para dólares norte-americanos a taxas de cambio especificas, sob a forma de financiamento Girardin, empréstimos do acionista e contribuições de capital dos acionistas para VNC exceder U$4,2 bilhões e um acordo não for alcançado sobre como proceder com relação ao projeto. Em 15 de fevereiro de 2010, a Vale formalmente aditou o acordo com Sumic para aumentar o limite para aproximadamente U$4,6 bilhões a taxas de cambio especificas. Em 27 de maio de 2010 o limite foi atingido e a Companhia atualmente está discutindo com a Sumic uma prorrogação da data de opção de venda para o primeiro semestre de 2011.
A Vale concedeu garantia cobrindo pagamentos indenizatórios da VNC (Vale New Caledônia) devidos ao fornecedor, no âmbito de um acordo de fornecimento de energia elétrica (“ESA”), celebrado em outubro de 2004 para o projeto VNC. O montante da indenização depende de uma série de fatores, incluindo se a eventual rescisão for resultado de descumprimento contratual pela VNC e a data prematura do término do contrato. Durante o primeiro trimestre de 2010 o início do fornecimento de energia elétrica no âmbito da ESA começou e os montantes garantidos foram reduzidos ao longo do período do Contrato deste valor máximo. Em 30 de junho de 2010, a garantia era de US$160 milhões (€131 milhões).
Em fevereiro de 2009, a Vale e a subsidiária, Vale Newfoundland e Labrador Limited (“VNL”) celebrou um 4º aditivo no acordo de Desenvolvimento de Voisey ´s Bay com o Governo de Newfoundland e Labrador Limited (“VNL”), Canadá, que permite a VINL a embarcar até 55.000 toneladas métricas de níquel concentrado das minas da área de Voisey ´s Bay. Como parte do acordo, VNL concordou em fornecer ao Governo de Newfoundland e Labrador segurança financeira na forma de cartas de crédito, cada no montante de US$16 milhões (CAD$16 milhões) para cada embarque de níquel concentrado saído da província de 1º de janeiro de 2009 até 31 de agosto de 2009. O valor máximo desta garantia financeira foi de US$110 milhões (CAD$112 milhões) com base no sétimo embarque de níquel concentrado e em 30 de junho de 2010, permanecendo US$11 milhões (CAD$11 milhões).
Em 30 junho de 2010 houve um adicional de US$108 milhões de cartas de crédito emitidas e não liquidadas relativas ao crédito sindicalizado rotativo da Vale como também um adicional de US$40 milhões em letras de crédito e US$42 milhões em garantias bancárias emitidas e não liquidadas. Estas estão associadas com as reclamações ambientais e outros itens associados, como os seguros, os compromissos de eletricidade e direitos de importação e exportação.
Em abril de 2010, a Vale efetuou pagamento de remuneração das debêntures participativas no valor de R$ 8.658.
7.16- Provisão com Obrigações para Desmobilização de Ativos

	Consolidado		Controladora
	30 de junho de 2010	31 de dezembro de	30 de junho de 2010	31 de dezembro de
	(não auditado)	2009 (I)	(não auditado)	2009 (I)
Provisão no início do período	2.189.599	2.109.697	864.121	891.450

Acréscimo de despesas	57.188	136.210	34.469	90.407
Liquidação financeira no período corrente	(3.011)	(85.842)	(3.011)	(74.419)
Revisões estimadas nos fluxos de caixa (*)	52.991	38.632	—	(61.916)
Ajustes acumulados de conversão	(23.097)	(110.897)	—	—

Provisão no final do período	2.273.670	2.087.800	895.579	845.522

Circulante	147.443	157.048	104.592	121.485
Não circulante	2.126.227	1.930.752	790.987	724.037

	2.273.670	2.087.800	895.579	845.522

(I)	período ajustado pelos novos pronunciamentos contábeis dos CPC’s para efeito de comparativos, conforme nota 7.3.

(*)	inclui R$ 79.999 referente à aquisição da Fosfértil e Vale fosfatados S.A.

7.17- Fundo de Pensão
As informações a seguir resumem os custos relacionados aos planos de pensão que incluem as obrigações do abono complementação e o plano de assistência médica.
O abono complementação e o plano de assistência médica referem-se à responsabilidade da Vale na complementação de aposentadorias, pensões e assistência médica relacionadas ao incentivo ao desligamento de funcionários nos períodos de 1987 e 1989.
A Companhia não registrou em seu balanço patrimonial os planos de pensão com posição ativa “superávit” por não ter acesso aos benefícios econômicos futuros, na forma de redução ou restituição de contribuição, conforme CPC 33 parágrafo 59. Ficando apenas registrado em nota explicativa.
Nas demonstrações anuais de 2009 a Vale divulgou que espera desembolsar em 2010, com os planos de pensão e outros benefícios, R$521.526 (consolidado) e R$209.851 (controladora). Até 30 de junho de 2010, as contribuições somaram R$213.336 (consolidado) e R$71.524 (controladora). A Vale não espera mudanças significativas nas estimativas divulgadas em 2009.

	Consolidado
	Período de três meses findos em (não auditado)
	30 de junho de 2010			30 de junho de 2009
			Outros			Outros
	Planos	Planos	benefícios	Planos	Planos	benefícios
	superavitários	deficitários	deficitários	superavitários	deficitários	deficitários
Custo do serviço — benefício adquirido no período	—	30.191	11.786	3.570	25.452	9.873
Custo de juros sobre o benefício obrigatório projetado	126.046	159.094	42.804	102.346	124.021	44.726
Retorno esperado sobre os ativos do plano	(209.838)	(145.719)	—	(140.992)	(100.114)	—
Amortização das obrigações	—	—	—	—	18.511	(16.161)

Custo de aposentadoria líquido	(83.792)	43.566	54.590	(35.076)	67.870	38.438

	Acumulado (não auditado)
	30 de junho de 2010			30 de junho de 2009
			Outros			Outros
	Planos	Planos	benefícios	Planos	Planos	benefícios
	superavitários	deficitários	deficitários	superavitários	deficitários	deficitários
Custo do serviço — benefício adquirido no período	46	58.444	21.733	8.925	46.985	18.631
Custo de juros sobre o benefício obrigatório projetado	252.093	319.573	85.462	255.864	253.425	92.408
Retorno esperado sobre os ativos do plano	(419.677)	(291.055)	—	(360.819)	(195.630)	—
Amortização das obrigações	—	—	—	11.309	20.469	(27.855)

Custo de aposentadoria líquido	(167.538)	86.962	107.195	(84.721)	125.249	83.184

	Controladora
	Acumulado (não auditado)
	30 de junho de 2010			30 de junho de 2009
			Outros			Outros
	Planos	Planos	benefícios	Planos	Planos	benefícios
	superavitários	deficitários	deficitários	superavitários	deficitários	deficitários
Custo do serviço — benefício adquirido no período	46	13.528	1.968	8.925	—	1.546
Custo de juros sobre o benefício obrigatório projetado	252.093	127.351	17.195	255.864	32.391	13.476
Retorno esperado sobre os ativos do plano	(419.677)	(111.405)	—	(352.479)	(18.902)	—
Amortização da obrigação transitória inicial	—	—	—	11.309	—	86

Custo de aposentadoria líquido	(167.538)	29.474	19.163	(76.381)	13.489	15.108

7.18- Incentivo de Longo Prazo
Em 2008, com o objetivo de incentivar a visão de “acionista”, e elevar a capacidade de retenção dos executivos e reforçar a cultura de performance sustentada, o Conselho de Administração aprovou um Plano de Remuneração a Longo Prazo, para alguns dos executivos da Companhia, que foi implementado para ciclos de 3 anos.
Em 30 de junho de 2010, haviam 2.896.038 ações (1.809.117 ações em 31 de dezembro de 2009) vinculadas a esse beneficio, com um valor total provisionado para atender aos incentivos de R$134.490 (R$124.517 em 31 de dezembro de 2009), integralmente reconhecido no resultado.

7.19- Capital Social
As ações preferenciais classe A possuem os mesmos direitos das ações ordinárias, com exceção do voto para eleição de membros do Conselho de Administração, e têm prioridade no recebimento de um dividendo mínimo anual de 6%, calculado sobre a parcela de capital constituída por esta classe de ações ou de 3% do valor do patrimônio líquido da ação, o que for maior entre eles.
Em 30 de junho de 2010 o capital social é de R$50.000.000, correspondendo a 5.365.304.100 ações escriturais, sem valor nominal.
Os conselheiros e diretores, como grupo, detêm 141.095 ações ordinárias e 1.109.077 ações preferenciais.
O Conselho de Administração poderá, independentemente de reforma estatutária, deliberar a emissão de novas ações (capital autorizado), inclusive mediante a capitalização de lucros e reservas até o limite autorizado de 3.600.000.000 ações ordinárias e 7.200.000.000 ações preferenciais, todas sem valor nominal.
Em abril de 2010 a Vale remunerou seus acionistas no valor de R$2.198.000, sob a forma de Juros sobre capital próprio, correspondentes a R$ 0,421660513 por ação.
7.20- Recursos vinculados à Futura Conversão Mandatória em Ações
A Vale emitiu títulos mandatoriamente conversíveis em ações, conforme tabela abaixo:

	Data		Valor (em milhares de reals)
				Líquido de
Séries	Emissão	Vencimento	Bruto	encargos	Cupom
Séries VALE e VALE P - 2012	Julho/2009	Junho/2012	1.858	1.523	6,75% a.a.
Os títulos têm cupons pagos trimestralmente e direito ao recebimento de remuneração adicional equivalente a distribuição em dinheiro paga aos detentores das ADSs. Estes se enquadram como instrumento de capital, principalmente pelo fato de que não há opção, tanto por parte da Vale quanto por parte dos titulares de liquidar, total ou parcialmente, as operações com recursos financeiros, sendo portanto, a conversão em ações compulsórias e consequentemente foram reconhecidos contabilmente, líquidos dos encargos financeiros, como componente específico do Patrimônio Líquido.
Os recursos vinculados à futura conversão, líquidos dos encargos, são equivalentes a quantidade máxima das ações ordinárias e preferenciais, conforme demonstrado abaixo. Todas as ações estão atualmente em tesouraria (vide nota explicativa 7.20).

	Quantidade máxima de ações		Valor (em milhares de reais)
Séries	Ordinárias	Preferenciais	Ordinárias	Preferenciais
Séries VALE e VALE P - 2012	18.415.859	47.284.800	473	1.050
Em junho de 2010, as notas de série Rio e Rio P foram convertidas em ADS e representam um total de 49.305.205 ações ordinárias e 26.130.033 ações preferenciais de classe A respectivamente. A conversão foi realizada utilizando 75.435.238 ações em tesouraria mantidas pela Companhia. A diferença entre o montante convertido e o valor contábil das ações de R$ 2.027.981 foi reconhecido como reserva de capital no patrimônio líquido.
Em abril de 2010 pagou juros adicionais aos detentores das notas obrigatoriamente conversíveis: séries RIO e RIO P, R$ 0,722861 e R$ 0,857938 por nota, respectivamente e séries VALE-2012 e VALE.P-2012, R$ 1,042411 e R$ 1,205663 por nota, respectivamente.
Em 30 de abril de 2009 a Vale pagou remuneração adicional aos detentores de notas obrigatoriamente conversíveis, das séries VALE (anteriormente, RIO) e VALE P (anteriormente, RIO P), no valor de R$ 1,073721 e R$ 1,274361 por nota, respectivamente.
Em 30 de outubro 2009 a Vale pagou remuneração adicionais aos detentores de notas obrigatoriamente conversíveis das séries RIO, RIO-P, VALE-2012 e VALE.P-2012 no montante de R$ 0,857161, R$ 1,017334, R$ 1,236080 e R$ 1,429662 por nota, respectivamente.
7.21- Ações em Tesouraria
Em 27 de maio de 2009, o Conselho de Administração aprovou o encerramento do programa de recompra de ações aprovado em 16 de outubro de 2008, envolvendo até 69.944.380 ações ordinárias e até 169.210.249 ações preferenciais. Quando do encerramento do programa haviam sido adquiridas 18.415.859 ações ordinárias e 47.284.800 ações preferencias.
Em 30 de junho de 2010, estavam em tesouraria 77.144.565 ações, no montante de R$1.434.846, como segue:

Classes	Quantidade		Custo de aquisição unitário			Cotação média em
	30 de junho de	31 de dezembro de				30 de junho de	31 de dezembro de
	2010	2009	Médio	Mínimo	Máximo	2010	2009
Preferenciais	51.451.871	77.581.904	23,66	1,98	23,36	44,18	33,22
Ordinárias	25.692.694	74.997.899	8,47	1,67	32,70	51,04	38,23

	77.144.565	152.579.803

7.22- Ganhos básicos e diluídos por ação
Os valores dos ganhos básicos e diluídos por ação foram calculados como segue:

	Consolidado
	Trimestre (não auditado)		Acumulado (não auditado)
	30 de junho de		30 de junho de
	2010 (não	30 de junho de	2010 (não	30 de junho de
	auditado)	2009 (I)	auditado)	2009 (I)
Lucro líquido de operações continuadas atribuídos aos acionistas da Companhia	6.646.653	1.493.691	9.750.445	4.642.950

Operações descontinuadas, líquido de imposto	(11.870)	—	(236.318)	—

Lucro líquido atribuído aos acionistas da companhia	6.634.783	1.493.691	9.514.127	4.642.950

Lucro líquido do período ajustado	6.634.783	1.493.691	9.514.127	4.642.950

Ganhos básicos e diluídos por ação

Lucro disponível aos acionistas preferencialistas	2.552.229	572.428	3.660.330	1.779.245
Lucro disponível aos acionistas ordinários	4.000.184	896.776	5.735.522	2.787.590
Lucro disponível aos títulos conversíveis vinculados às ações preferenciais	59.281	8.539	85.123	26.542
Lucro disponível aos títulos conversíveis vinculados às ações ordinárias	23.088	15.948	33.153	49.573
Média ponderada de número de ações em circulação (em milhares de ações) — ações preferenciais	2.035.740	2.030.954	2.033.272	2.030.805
Média ponderada de número de ações em circulação (em milhares de ações) — ações ordinárias	3.190.675	3.181.727	3.186.018	3.181.715
Ações preferenciais em tesouraria vinculadas aos títulos conversíveis	47.285	30.295	47.285	30.295
Ações ordinárias em tesouraria vinculadas aos títulos conversíveis	18.416	56.582	18.416	56.582

Total	5.292.116	5.299.558	5.284.991	5.299.397

Ganhos por ação preferencial	1,25	0,28	1,79	0,88
Ganhos por ação ordinária	1,25	0,28	1,79	0,88
Ganhos por títulos conversíveis vinculados a ações preferenciais (*)	1,25	0,28	1,79	0,88
Ganhos por títulos conversíveis vinculados a ações ordinárias (*)	1,25	0,28	1,79	0,88

Operações continuadas
Ganhos por ação preferencial	1,26	—	1,84	—
Ganhos por ação ordinária	1,26	—	1,84	—
Ganhos por títulos conversíveis vinculados a ações preferenciais (*)	1,26	—	1,84	—
Ganhos por títulos conversíveis vinculados a ações ordinárias (*)	1,26	—	1,84	—

Operações descontinuadas
Ganhos por ação preferencial	(0,01)	—	(0,05)	—
Ganhos por ação ordinária	(0,01)	—	(0,05)	—
Ganhos por títulos conversíveis vinculados a ações preferenciais (*)	(0,01)	—	(0,05)	—
Ganhos por títulos conversíveis vinculados a ações ordinárias (*)	(0,01)	—	(0,05)	—

(*)	Lucro básico por ação assumido a diluição pela conversão
Se a conversão dos títulos conversíveis fosse considerada no cálculo dos ganhos diluídos, os valores seriam:

	Consolidado
	Trimestre		Acumulado
	30 de junho de		30 de junho de
	2010 (não	30 de junho de	2010 (não	30 de junho de
	auditado)	2009	auditado)	2009

Lucro disponível aos acionistas preferencialistas	2.611.511	580.967	3.745.453	1.805.787
Lucro disponível aos acionistas ordinários	4.023.272	912.724	5.768.674	2.837.163
Média ponderada de número de ações em circulação (em milhares de ações) — ações preferenciais	2.083.025	2.061.249	2.080.557	2.061.100
Média ponderada de número de ações em circulação (em milhares de ações) — ações ordinárias	3.209.091	3.238.309	3.204.434	3.238.297
Ganhos por ação preferencial	1,25	0,28	1,79	0,88
Ganhos por ação ordinária	1,25	0,28	1,79	0,88

Operações continuadas
Ganhos por ação preferencial	1,26	—	1,84	—
Ganhos por ação ordinária	1,26	—	1,84	—

Operações descontinuadas
Ganhos por ação preferencial	(0,01)	—	(0,05)	—
Ganhos por ação ordinária	(0,01)	—	(0,05)	—

7.23- Informações por segmento de negócios
A Vale, adota para divulgação intermediária dos nossos segmentos operacionais consolidados, o pronunciamento contábil CPC 22 que introduziu um conceito de “principal gestor das operações” nas informações por segmento reportadas, pelo qual as informações financeiras devem ser apresentadas nas bases internas utilizadas pelos tomadores de decisão para avaliação de performance dos segmentos e para decidir como alocar recursos aos segmentos. A segmentação após a aquisição do novo negócio de fertilizantes é apresentada da seguinte forma: 1) Bulk Materials representados por minério de ferro, pelotas, manganês, ligas de ferro e carvão; 2) Metais básicos representados por níquel, alumínio e cobre; 3) Fertilizantes e 4) Serviços de logística. A informação foi analisada por segmento como segue:
Resultado por segmento – antes das eliminações (segmento)

	Período de três meses findos em (não auditado)
	30 de junho de 2010							30 de junho de 2009 (I)
	Bulk							Bulk
	Materials	Metais Básicos	Fertilizantes	Logística	Outras	Eliminação	Consolidado	Materials	Metais Básicos	Fertilizantes	Logística	Outras	Eliminação	Consolidado
RESULTADO
Receita Bruta — Mercado Externo	22.413.476	3.987.570	—	—	287.071	(10.916.293)	15.771.824	10.969.462	4.379.476	—	21.645	107.718	(6.280.743)	9.197.558
Receita Bruta — Mercado Interno	2.103.944	332.231	377.895	1.082.400	258.899	(946.216)	3.209.153	732.809	411.303	251.841	809.102	89.877	(489.005)	1.805.927

Custos e despesas	(15.280.889)	(3.466.745)	(364.793)	(820.630)	(546.696)	11.862.509	(8.617.244)	(8.907.435)	(4.171.796)	(89.745)	(556.744)	(620.727)	6.769.748	(7.576.699)
Depreciação, exaustão e amortização	(624.126)	(607.765)	(30.350)	(86.002)	(7.618)	—	(1.355.861)	(528.539)	(626.064)	(1.125)	(89.297)	(8.397)	—	(1.253.422)

Lucro (prejuízo) operacional	8.612.405	245.291	(17.248)	175.768	(8.344)	—	9.007.872	2.266.297	(7.081)	160.971	184.706	(431.529)	—	2.173.364
Resultado financeiro	(571.426)	(425.146)	2.225	(17.261)	(4.189)	—	(1.015.797)	2.608.285	146.380	—	(43.473)	(93.376)	—	2.617.816
Ganho na venda de ativos	—	—	—	—	—	—	—	287.814	7.908	—	—	—	—	295.722
Resultado de participações societárias	(1.010)	108	—	1.125	36.731	—	36.954	5.836	(3.316)	—	(1.051)	48.552	—	50.021
Imposto de renda	(1.316.541)	132.348	8.805	(22.199)	(100.755)	—	(1.298.342)	(3.467.334)	(1.835)	—	(36.059)	(28.661)	—	(3.533.889)
Resultado das operações descontinuadas	—	(11.870)	—	—	—	—	(11.870)	—	—	—	—	—	—	—
Participação dos acionistas não controladores	586	(81.485)	—	—	(3.135)	—	(84.034)	22.881	(117.470)	—	—	(14.754)	—	(109.343)

Lucro líquido atribuído aos acionistas da Companhia	6.724.014	(140.754)	(6.218)	137.433	(79.692)	—	6.634.783	1.723.779	24.586	160.971	104.123	(519.768)	—	1.493.691

Vendas classificadas por área geográfica:
Mercado externo
América, exceto Estados Unidos	695.907	525.451	—	—	19.778	(486.277)	754.859	170.129	1.055.862	—	—	—	(478.595)	747.396
Estados Unidos	34.379	387.124	—	—	251.305	(31.195)	641.613	52.361	444.192	—	—	107.112	(76.330)	527.335
Europa	6.483.256	1.436.232	—	—	15.988	(3.497.906)	4.437.570	2.890.408	1.051.375	—	—	606	(2.512.554)	1.429.835
Oriente Médio/África/Oceania	1.335.743	99.286	—	—	—	(416.985)	1.018.044	548.203	216.977	—	—	—	(313.673)	451.507
Japão	2.291.862	578.718	—	—	—	(927.539)	1.943.041	799.665	345.583	—	—	—	(369.730)	775.518
China	9.669.407	310.289	—	—	—	(4.811.364)	5.168.332	5.644.068	552.774	—	21.645	—	(2.079.254)	4.139.233
Ásia, exceto Japão e China	1.902.922	650.470	—	—	—	(745.027)	1.808.365	864.628	712.713	—	—	—	(450.607)	1.126.734

	22.413.476	3.987.570	—	—	287.071	(10.916.293)	15.771.824	10.969.462	4.379.476	—	21.645	107.718	(6.280.743)	9.197.558
Mercado Interno	2.103.944	332.231	377.895	1.082.400	258.899	(946.216)	3.209.153	732.809	411.303	251.841	809.102	89.877	(489.005)	1.805.927

	24.517.420	4.319.801	377.895	1.082.400	545.970	(11.862.509)	18.980.977	11.702.271	4.790.779	251.841	830.747	197.595	(6.769.748)	11.003.485

Imobilizado, intangíveis e ativos biológicos	54.895.439	58.037.141	17.039.243	5.219.955	4.711.319	—	139.903.097	42.043.833	64.966.373	2.741.364	6.255.513	5.373.964	—	121.381.047

Investimentos	443.162	39.896	34.789	217.732	3.412.062	—	4.147.641	436.701	212.191	—	217.713	1.533.194	—	2.399.799

(I)	período ajustado pelos novos pronunciamentos contábeis dos CPC’s para efeito de comparativos, conforme nota 7.3.

Resultado por segmento – antes das eliminações (segmento)

	Período de seis meses findos em (não auditado)
	30 de junho de 2010							30 de junho de 2009 (I)
	Bulk	Metais						Bulk	Metais
	Materials	Básicos	Fertilizantes	Logística	Outras	Eliminação	Consolidado	Materials	Básicos	Fertilizantes	Logística	Outras	Eliminação	Consolidado
RESULTADO
Receita Bruta — Mercado Externo	35.181.294	7.528.338	—	20.504	486.461	(16.750.393)	26.466.204	25.413.674	8.263.616	—	34.193	277.633	(13.185.801)	20.803.315
Receita Bruta — Mercado Interno	3.744.649	740.421	495.707	1.938.189	373.332	(1.748.176)	5.544.122	1.446.715	876.942	402.333	1.495.398	165.989	(1.008.684)	3.378.693
Custos e despesas	(24.838.293)	(6.978.896)	(456.280)	(1.551.352)	(935.486)	18.498.569	(16.261.738)	(18.789.673)	(8.430.779)	(142.169)	(1.134.595)	(1.004.922)	14.194.485	(15.307.653)
Depreciação, exaustão e amortização	(1.282.426)	(1.213.961)	(43.066)	(163.625)	(13.088)	—	(2.716.166)	(944.799)	(1.405.097)	(5.576)	(174.197)	(20.518)	—	(2.550.187)

Lucro (prejuízo) operacional	12.805.224	75.902	(3.639)	243.716	(88.781)	—	13.032.422	7.125.917	(695.318)	254.588	220.799	(581.818)	—	6.324.168
Resultado financeiro	(1.482.121)	(835.734)	2.225	(30.706)	(6.161)	—	(2.352.497)	2.664.351	(253.606)	—	(61.425)	(95.228)	—	2.254.092
Ganho na venda de ativos	—	—	—	—	—	—	—	287.814	7.908	—	—	—	—	295.722
Resultado de participações societárias	(13.186)	700	—	(331)	56.985	—	44.168	(15.143)	(176)	—	3.749	75.041	—	63.471
Imposto de renda	(1.068.684)	264.105	8.805	(31.490)	(117.631)	—	(944.895)	(4.590.774)	386.657	—	(53.476)	(35.419)	—	(4.293.012)
Resultado das operações descontinuadas	—	(236.318)	—	—	—	—	(236.318)	—	—	—	—	—	—	—
Participação dos acionistas não controladores	(2.424)	(26.324)	—	—	(5)	—	(28.753)	16.734	(5.328)	—	—	(12.897)	—	(1.491)

Lucro líquido atribuído aos acionistas da Companhia	10.238.809	(757.669)	7.391	181.189	(155.593)	—	9.514.127	5.488.899	(559.863)	254.588	109.647	(650.321)	—	4.642.950

Vendas classificadas por área geográfica:
Mercado externo
América, exceto Estados Unidos	1.095.186	1.099.693	—	20.504	25.298	(750.369)	1.490.312	274.345	1.732.103	—	—	—	(652.783)	1.353.665
Estados Unidos	52.181	601.185	—	—	445.000	(70.885)	1.027.481	56.343	974.744	—	—	277.027	(87.723)	1.220.391
Europa	10.137.763	2.640.869	—	—	16.163	(5.820.507)	6.974.288	5.675.673	2.278.215	—	—	606	(4.621.588)	3.332.906
Oriente Médio/África/Oceania	1.959.388	210.795	—	—	—	(648.332)	1.521.851	1.274.882	382.576	—	—	—	(834.002)	823.456
Japão	4.490.800	1.085.847	—	—	—	(2.107.514)	3.469.133	2.137.117	696.484	—	—	—	(925.016)	1.908.585
China	14.640.982	673.839	—	—	—	(6.187.127)	9.127.694	13.844.006	1.013.623	—	34.193	—	(5.004.111)	9.887.711
Ásia, exceto Japão e China	2.804.994	1.216.110	—	—	—	(1.165.659)	2.855.445	2.151.308	1.185.871	—	—	—	(1.060.578)	2.276.601

	35.181.294	7.528.338	—	20.504	486.461	(16.750.393)	26.466.204	25.413.674	8.263.616	—	34.193	277.633	(13.185.801)	20.803.315
Mercado Externo	3.744.649	740.421	495.707	1.938.189	373.332	(1.748.176)	5.544.122	1.446.715	876.942	402.333	1.495.398	165.989	(1.008.684)	3.378.693

	38.925.943	8.268.759	495.707	1.958.693	859.793	(18.498.569)	32.010.326	26.860.389	9.140.558	402.333	1.529.591	443.622	(14.194.485)	24.182.008

Imobilizado, intangíveis e ativos biológicos	54.895.439	58.037.141	17.039.243	5.219.955	4.711.319	—	139.903.097	42.043.833	64.966.373	2.741.364	6.255.513	5.373.964	—	121.381.047
Investimentos	443.162	39.896	34.789	217.732	3.412.062	—	4.147.641	436.701	212.191	—	217.713	1.533.194	—	2.399.799

(I)	período ajustado pelos novos pronunciamentos contábeis dos CPC’s para efeito de comparativos, conforme nota 7.3.

7.24- Outras despesas
A linha “Outras despesas/receitas líquidas” totalizou R$1.751.530 em 30 de junho de 2010, devido principalmente às despesas pré-operacionais que corresponderam a R$228.991; e às despesas com parada de usinas e capacidade ociosa que corresponderam a R$645.383.
7.25- Instrumentos Financeiros – Derivativos
a) Política de gestão de risco
A Vale desenvolveu sua estratégia de gestão de riscos com o objetivo de prover uma visão integrada dos riscos aos quais está exposta. Para tal, avalia não apenas o impacto das variáveis negociadas no mercado financeiro sobre os resultados do negócio (risco de mercado), como também o risco proveniente de obrigações assumidas por terceiros para com a Companhia (risco de crédito) e aqueles inerentes aos processos produtivos (risco operacional).
A gestão integrada de riscos, que incorpora os diversos tipos de risco, bem como, as relações entre os diversos fatores de risco de mercado (correlações), busca avaliar o impacto que tais eventos trariam, considerando os chamados hedges naturais presentes no portfólio da Companhia. Desta forma, ao avaliar o risco associado aos negócios Vale, pode-se observar o efeito positivo associado à diversificação do seu portfólio de produtos e moedas. Esta diversificação implica em uma redução natural dos níveis de risco da Companhia. Qualquer estratégia de mitigação de risco, quando necessária, será implementada quando contribuir de forma significativa para a redução da volatilidade do fluxo de caixa além dos níveis inicialmente observados e desejados.
A Vale entende que o gerenciamento de risco é fundamental para apoiar sua estratégia de crescimento e flexibilidade financeira. A redução do risco quanto aos fluxos de caixa futuros melhora a capacidade de crédito da Companhia, facilitando o acesso aos diversos mercados e reduzindo o custo relativo de eventuais captações. Em decorrência disso, o Conselho de Administração estabeleceu uma política de gestão de risco corporativo e um comitê executivo de gestão de risco.
A política de gestão de risco corporativo determina que a Vale avalie regularmente o risco associado ao seu fluxo de caixa, bem como, propostas de mitigação de risco. Conforme já destacado, estas, quando necessárias, serão executadas com o objetivo de reduzir os riscos com relação ao cumprimento dos compromissos assumidos pela Companhia, tanto com terceiros, como com seus acionistas.
A Diretoria Executiva é responsável pela avaliação e aprovação das estratégias de mitigação de risco que foram recomendadas pelo comitê executivo de gestão de riscos. O comitê é responsável por emitir parecer sobre os princípios e instrumentos de gerenciamento de risco, além de comunicar periodicamente a Diretoria Executiva sobre o processo de gestão e monitoramento dos riscos e os principais riscos aos quais a Companhia está exposta, bem como, o impacto destes sobre o fluxo de caixa.
A política e as normas de gestão de risco, que complementam os normativos de governança corporativa de gestão de riscos, determinam a diversificação de operações e contrapartes e a proibição de operações de derivativos de caráter especulativo.
Além da estrutura normativa de gestão de risco, a Vale conta ainda com uma estrutura corporativa com responsabilidades bem definidas. A recomendação e a execução das operações são feitas por áreas independentes. É responsabilidade da área de gestão de riscos definir e propor ao comitê executivo de gestão de risco operações ou medidas de mitigação de riscos de mercado consistentes com a estratégia da Vale e suas Companhias consolidadas. É responsabilidade da área financeira a execução das operações que envolvam contratação de derivativos. A independência entre as áreas garante um controle efetivo sobre estas operações.
O monitoramento e a avaliação mensal de nossa posição consolidada permitem acompanhar os resultados financeiros e o impacto no fluxo de caixa, bem como, garantir que os objetivos inicialmente traçados sejam atingidos. O cálculo do valor justo das posições é disponibilizado semanalmente para acompanhamento gerencial.
Todas as operações de derivativos foram apresentadas no balanço de acordo com o valor de mercado e os ganhos ou perdas foram devidamente contabilizados no resultado do exercício.
Considerando a natureza dos negócios e operações da Vale, os principais fatores de risco de mercado aos quais estamos expostos são:
•	Taxas de juros;

•	Taxas de câmbio;

•	Preços de produtos;

•	Insumos e outros custos.

b) Metodologia de cálculo do valor justo das posições
Foram utilizadas metodologias de avaliação comumente empregadas por participantes de mercado de derivativos para o cálculo do valor justo. Os instrumentos financeiros foram avaliados calculando o seu valor presente por meio da utilização das curvas de mercado que impactam o instrumento nas datas de apuração. As curvas e preços utilizados no cálculo para cada grupo de instrumentos estão detalhados no tópico “curvas de mercado”.
O método de precificação utilizado no caso de opções européias é o modelo Black & Scholes, amplamente utilizado pelos participantes do mercado para avaliação de opções. Neste modelo, o valor justo do derivativo é função da volatilidade e preço do ativo subjacente, do preço de exercício da opção, da taxa de juros e do período até o vencimento. No caso das opções em que o resultado é função da média do preço do ativo subjacente em um período da vida da opção, denominadas asiáticas, utilizamos o modelo de Turnbull & Wakeman, também amplamente utilizado para apreçar este tipo de opção. Neste modelo, além dos fatores que influenciam o preço da opção no modelo de Black & Scholes, é considerado o período de formação do preço médio.
No caso de swaps, tanto o valor presente da ponta ativa quanto da ponta passiva são estimados através do desconto dos fluxos de caixa pela taxa de juros da moeda em que o swap é denominado. A diferença entre o valor presente da ponta ativa e da ponta passiva do swap gera seu valor justo.
No caso de swaps atrelados à TJLP, após mudança no sistema utilizado para precificação, o cálculo do valor justo considera a TJLP constante, ou seja, as projeções dos fluxos futuros de caixa em reais são feitas considerando a última TJLP divulgada.
Os contratos de compra ou venda de produtos, insumos e custos de venda com liquidação futura são precificados utilizando as curvas futuras de cada produto. Normalmente, estas curvas são obtidas nas bolsas onde os produtos são comercializados, como a London Metals Exchange (LME), a COMEX (Commodities Exchange) ou outros provedores de preços de mercado. Quando não há preço para o vencimento desejado, utilizamos interpolações entre os vencimentos disponíveis.
c) Metodologia de cálculo do valor em risco das posições
Para a mensuração do valor em risco das posições com derivativos foi utilizado o método paramétrico delta-Normal, que considera que a distribuição futura dos fatores de risco — e suas correlações - tenderá a apresentar as mesmas propriedades estatísticas verificadas nas observações históricas. Desta forma, estima-se o valor em risco das posições atuais dos derivativos da Vale utilizando-se o nível de confiança de 95% para o horizonte de um dia útil.
d) Metodologia para análise de sensibilidade
No tópico “Análise de Sensibilidade” será apresentado quadro com os ganhos/perdas potenciais de todas as posições em aberto em 30 de junho de 2010 considerando cenários pré-definidos de stress para seus principais fatores de risco de mercado.
e) Contratos sujeitos à chamada de margem
Os contratos com chamadas de margem referem-se apenas a parte das operações de cobre e níquel contratadas e o valor total de margem depositada em junho de 2010 é irrelevante.
f) Custo Inicial dos Contratos
Os derivativos financeiros descritos neste documento negociados pela Vale e por suas controladas não tiveram custo inicial associado. Mesmo as operações com opções foram negociadas em estruturas de custo zero (zero cost collars).
g) Risco de câmbio e de taxa de juros
O fluxo de caixa da Companhia está sujeito a volatilidade de diversas moedas. Enquanto os preços de nossos produtos são predominantemente indexados ao dólar norte-americano, a maioria de nossos custos, despesas e investimentos são indexados a moedas diferentes do dólar norte-americano, principalmente reais e dólares canadenses.
A fim de reduzir a volatilidade potencial do fluxo de caixa da Companhia proveniente do descasamento de moedas são utilizados instrumentos de derivativos. A principal estratégia utilizada pela Vale é realizar o swap da dívida atrelada a reais para dólares norte-americanos de maneira à atenuar o impacto da variação cambial no fluxo de caixa da Vale já que a maioria das receitas é denominada em dólares norte-americanos.
As operações de swap para converter para dólares as dívidas atreladas a reais têm vencimentos semelhantes — e, em alguns casos, inferiores — ao vencimento final das dívidas. Seus valores são similares aos pagamentos de juros e principal, sujeitos às condições de liquidez de mercado. Os swaps com vencimento inferior ao vencimento final das dívidas são ao longo do tempo renegociados de forma que seus vencimentos finais se igualem — ou se aproximem — do vencimento final da dívida na medida em que a liquidez de mercado permitir. Sendo assim, na data de liquidação, o resultado do swap compensará parte do impacto da variação cambial do real frente ao dólar norte-americano sobre as obrigações da Vale, contribuindo para estabilizar o fluxo de caixa em dólares norte-americanos.

Caso ocorra apreciação (depreciação) do Real contra o dólar norte-americano, o impacto negativo (positivo) no serviço da dívida da Vale (juros e/ou pagamento de principal) medidos em dólares norte-americanos será parcialmente anulada pelo efeito positivo (negativo) das operações de swap, independentemente da taxa de câmbio USD/BRL na data de pagamento.
A Vale também tem exposição de fluxo de caixa à taxa de juros sobre os empréstimos e financiamentos. A dívida de taxa de juros variável em dólares norte-americanos consiste principalmente em empréstimos incluindo: operações de pré-pagamento de exportações, empréstimos em bancos comerciais e organizações multilaterais. Em geral, as dívidas de taxa variável em dólares norte-americanos são indexadas à Libor. Para atenuar os efeitos da volatilidade das taxas de juros no fluxo de caixa, a Vale considera o hedge natural entre a flutuação das taxas de juros norte-americanas e dos preços dos metais. Na ausência de hedge natural, a Vale analisa a contratação de instrumentos financeiros para obter a proteção desejada.
Em 30 de junho de 2010, o valor do principal e dos juros da dívida denominada em reais e convertida através de swaps em dólares norte-americanos era de R$11,5 bilhões (US$ 6,4 bilhões) e o valor de principal e juros da dívida denominada em euros e convertida através de swaps em dólares norte-americanos era de € 500 milhões (US$ 612 milhões). O custo médio destas operações foi de 4,46% após as operações de swaps.
As tabelas a seguir apresentam as posições de derivativos da Vale e Companhias controladas em 30 de junho de 2010 com as seguintes informações: valor nominal, valor justo, valor em risco, ganhos ou perdas no período e valor justo por data de pagamento para cada grupo de instrumentos.
Programa de proteção dos empréstimos e financiamentos em reais indexados a CDI
•
Swap CDI vs. taxa fixa em USD – com o objetivo de reduzir a volatilidade do fluxo de caixa, foram realizadas operações de swap para converter o fluxo de caixa das dívidas indexadas ao CDI para dólares norte-americanos nos contratos de empréstimos e financiamentos. Nestas operações, a Vale paga taxas fixas em dólares norte-americanos e recebe remuneração atrelada ao CDI.

•
Swap CDI vs. taxa flutuante em USD – com o objetivo de reduzir a volatilidade do fluxo de caixa foram implementadas operações de swap para converter o fluxo de caixa de dívidas indexadas ao CDI para dólares norte-americanos nos contratos de empréstimos e financiamentos. Nestas operações, a Vale paga taxas flutuantes em dólares norte-americanos (Libor - London Interbank Offered Rate) e recebe remuneração atrelada ao CDI.

Estes instrumentos foram utilizados para converter o fluxo das debêntures emitidas em 2006 com valor nominal de R$ 5,5 bilhões, da NCE (Nota de Crédito de Exportação) emitida em 2008 com valor nominal de R$ 2 bilhões e de financiamentos para aquisição de bens e serviços, com valor nominal de R$ 1 bilhão, realizados em 2006 e 2007.
Em milhões de R$

									Perda/Ganho
	Valor Principal ($ milhões)						Valor justo		Realizado	VaR	Valor justo por ano
Fluxo	30-jun-10		31-dez-09		Índice	Taxa Média	30-jun-10	31-dez-09	30-jun-10	30-jun-10	2010	2011	2012	2013	2014	2015

Swap CDI vs. Taxa Fixa em USD
Ativo	R$	7.589	R$	7.574	CDI	101,02%	9.485	8.062	311
Passivo	USD	3.670	USD	3.670	USD	5,60%	(8.622)	(6.959)	(179)

Líquido							863	1.103	132	118	881	215	135	(173)	25	(220)

Swap CDI vs. Taxa flutuante em USD
Ativo	R$	792	R$	792	CDI	102,07%	819	830	34
Passivo	USD	430	USD	430	Libor	1,31%	(800)	(739)	(7)

Líquido							19	91	27	21	60	37	35	24	17	(154)

Tipo de contrato: balcão (over-the-counter)
Item protegido: dívidas atreladas a reais
Os itens protegidos são as dívidas atreladas a reais já que o objetivo desse programa é transformar as obrigações atreladas a reais em obrigações atreladas ao dólar norte-americano e com isso atingir o equilíbrio de moedas contrabalançando os recebíveis (que são basicamente atrelados ao dólar norte-americano) com os pagamentos da Vale.
Programa de proteção dos empréstimos e financiamentos em reais indexados a TJLP
•
Swap TJLP vs. taxa fixa em USD – com o objetivo de reduzir a volatilidade do fluxo de caixa, foram realizadas operações de swap para converter o fluxo de caixa de dívidas indexadas a TJLP[1] para dólares norte-americanos nos contratos de empréstimos junto ao BNDES. Nestas operações, a Vale paga taxas fixas em dólares norte-americanos e recebe remuneração atrelada à TJLP.

•
Swap TJLP vs. taxa flutuante em USD – com o objetivo de reduzir a volatilidade do fluxo de caixa, foram realizadas operações de swap para converter o fluxo de caixa de dívidas indexadas a TJLP para dólares norte-americanos nos contratos de empréstimos junto ao BNDES. Nestas operações, a Vale paga taxas flutuantes em dólares norte-americanos (Libor) e recebe remuneração atrelada à TJLP.

[1]	Devido a restrições de liquidez do mercado de derivativos de TJLP, algumas operações de swaps foram contratadas via equivalência com CDI.

Em milhões de R$

									Perda/Ganho
	Valor Principal ($ milhões)						Valor justo		Realizado	VaR	Valor justo por ano
Fluxo	30-jun-10		31-dez-09		Índice	Taxa Média	30-jun-10	31-dez-09	30-jun-10	30-jun-10	2010	2011	2012	2013	2014-2016	2017-2019

Swap TJLP vs. Taxa Fixa em USD
Ativo	R$	2.205	R$	2.031	TJLP	1,41%	1.874	1.845	59
Passivo	USD	1.135	USD	1.048	USD	3,15%	(1.958)	(1.710)	(40)

Líquido							(84)	135	19	27	43	70	67	(30)	(184)	(50)

Swap TJLP vs. Taxa flutuante em USD
Ativo	R$	710	R$	658	TJLP	0,92%	587	616	8
Passivo	USD	382	USD	385	Libor	Libor-1,14%	(616)	(562)	(4)

Líquido							(29)	54	4	8	3	4	122	19	(89)	(88)

Tipo de contrato: balcão (over-the-counter)
Item protegido: dívidas atreladas a reais
Os itens protegidos são as dívidas atreladas a reais já que o objetivo desse programa é transformar as obrigações atreladas a reais em obrigações atreladas ao dólar norte-americano e com isso atingir o equilíbrio de moedas contrabalançando os recebíveis (que são basicamente atrelados ao dólar norte-americano) com os pagamentos da Vale.
Programas de proteção cambial no primeiro semestre de 2010
Entre maio e junho, foram realizadas operações de swaps para proteger o risco de mercado advindo da variação cambial entre dólares norte-americanos e reais com o objetivo de reduzir a volatilidade do fluxo de caixa devido ao fechamento de câmbio referente à permuta de notas conversíveis. Nestas operações, a Vale pagou taxa fixa em dólares e recebeu taxas fixas em reais. No vencimento das operações, em 14 de junho, a Vale recebeu R$ 67 milhões.
Em março, foram realizadas operações similares de swap com o objetivo de reduzir a volatilidade do fluxo de caixa devido ao fechamento de câmbio referente à emissão de título indexado a Euros. Estes swaps foram contratados e liquidados em março, quando a Vale recebeu R$ 3,6 milhões.
Hedge cambial de fluxo de caixa — Vale
•
Swap taxa fixa em BRL vs. Taxa fixa em USD – Com o objetivo de reduzir a volatilidade do fluxo de caixa, foram realizadas transações de swaps para mitigar a exposição cambial originada pelo descasamento de moedas entre receitas em dólares norte-americanos e custeio e investimentos em reais.

Em milhões de R$

									Perda/Ganho
	Valor Principal ($ milhões)						Valor justo		Realizado	VaR	Valor justo por ano
Fluxo	30-jun-10		31-dez-09		Índice	Taxa Média	30-jun-10	31-dez-09	30-jun-10	30-jun-10	2010	2011

Ativo	R$	3.981	R$	1.964	Pré	7,95%	4.077	1.945	460
Passivo	USD	2.180	USD	1.110	USD	0,00%	(3.905)	(1.908)	(426)

Líquido							172	37	34	55	172	—

Tipo de contrato: balcão (over-the-counter)
Item protegido: parte das receitas denominadas em dólares norte-americanos.
O resultado de perda/ganho apresentado é anulado pelo resultado de perda/ganho do item protegido devido à variação cambial USD/BRL Novamente, o objetivo final desse programa, de acordo com a estratégia de proteção de moeda da Vale, é contrabalançar a exposição a moedas dos recebíveis com as dos pagamentos.
Hedge cambial de fluxo de caixa — Albras
•
Swap taxa fixa em BRL vs. Taxa fixa em USD – Com o objetivo de reduzir a volatilidade do fluxo de caixa, foram realizadas transações de swaps para mitigar a exposição cambial originada pelo descasamento de moedas entre receitas em dólares norte-americanos e custeio e investimentos em reais.

Em milhões de R$

									Perda/Ganho
	Valor Principal ($ milhões)						Valor justo		Realizado	VaR	Valor justo por ano
Fluxo	30-jun-10		31-dez-09		Índice	Taxa Média	30-jun-10	31-dez-09	30-jun-10	30-jun-10	2010	2011

Ativo	R$	914	R$	711	Pré	7,25%	933	699	248
Passivo	USD	471	USD	359	USD	0,00%	(836)	(608)	(227)

Líquido							102	91	21	12	28	74

Tipo de contrato: balcão (over-the-counter)
Item protegido: parte das receitas denominadas em dólares norte-americanos.
O resultado de perda/ganho apresentado é anulado pelo resultado de perda/ganho do item protegido devido à variação cambial USD/BRL Novamente, o objetivo final desse programa, de acordo com a estratégia de proteção de moeda da Vale, é contrabalançar a exposição a moedas dos recebíveis com as dos pagamentos.

As operações do negócio de Alumínio se encontram mantidos para venda a partir de junho de 2010.
Programa de proteção cambial de fluxo de caixa
•
NDFs (Non-Deliverable Forward): Com o objetivo de reduzir a volatilidade do fluxo de caixa, foram realizadas transações de NDFs para mitigar a exposição cambial originada pelo descasamento de moedas entre receitas em dólares norte-americanos e custeio e investimentos em reais.

Em milhões de R$

							Perda/Ganho		Valor justo
	Valor Principal (USD milhões)		Compra /	Taxa Média	Valor justo		Realizado	VaR	por ano
Fluxo	30-jun-10	31-dez-09	Venda	(BRL/USD)	30-jun-10	31-dez-09	30-jun-10	30-jun-10	2010

Termo	60	60	V	1,8425	0,8	(0,2)		2	0,8
Tipo de contrato: balcão (over-the-counter)
Item protegido: parte das receitas denominadas em dólares norte-americanos.
O resultado de perda/ganho apresentado é anulado pelo resultado de perda/ganho do item protegido devido à variação cambial USD/BRL Novamente, o objetivo final desse programa, de acordo com a estratégia de proteção de moeda da Vale, é contrabalançar a exposição à moedas dos recebíveis com a dos pagamentos.
Programa de proteção para os empréstimos e financiamentos em euros
•
Swap taxa flutuante em EUR vs. taxa flutuante em USD: Com o objetivo de reduzir a volatilidade do fluxo de caixa, foi realizada uma operação de swap para converter o fluxo de caixa de dívidas em euros indexadas à Euribor para dólares norte-americanos indexados à Libor. Esta operação foi utilizada para converter o fluxo de uma dívida em euros, com valor nominal remanescente de € 3,6 milhões, emitida em 2003 pela Vale. Nesta operação a Vale recebe taxas flutuantes em euros (Euribor) e paga remuneração atrelada a taxas flutuantes em dólares norte-americanos (Libor).

Em milhões de R$

									Perda/Ganho		Valor justo
	Valor Principal ($ milhões)						Valor justo		Realizado	VaR	por ano
Fluxo	30-jun-10		31-dez-09		Índice	Taxa Média	30-jun-10	31-dez-09	30-jun-10	30-jun-10	2010	2011

Ativo		€4		€5	EUR	Euribor+0,875%	8,0	12	2,7
Passivo	USD	4	USD	5	USD	Libor+1,0425%	(7,4)	(9)	(2,5)

Líquido							0,6	3	0,2	0,1	0,2	0,4

Tipo de contrato: balcão (over-the-counter)
Item protegido: parte das dívidas atrelada a Euro.
O resultado de perda/ganho apresentado é anulado pelo resultado de perda/ganho do item protegido devido à variação cambial EUR/USD. Novamente, o objetivo final desse programa, de acordo com a estratégia de proteção de moeda da Vale, é contrabalançar a exposição à moedas dos recebíveis com as dos pagamentos.
Programa de hedge de valor justo para os empréstimos e financiamentos em euros
•
Swap taxa fixa em EUR vs. taxa fixa em USD: Com o objetivo de reduzir a volatilidade do custo da dívida em Dólares, foi realizada uma operação de swap para converter o fluxo de caixa de dívidas em Euros para dólares norte-americanos. Esta operação foi utilizada para converter o fluxo de parte da dívida em Euros, com valor nominal € 750 milhões, emitida em 2010 pela Vale. Nesta operação, a Vale recebe taxas fixas em Euros e paga remuneração atrelada a taxas fixas em dólares norte-americanos.

Em milhões de R$

								Perda/Ganho
	Valor Principal ($ milhões)					Valor justo		Realizado	VaR	Valor justo por ano
Fluxo	30-jun 10		31-dez-09	Índice	Taxa Média	30-jun-10	31-dez-09	30-jun-10	30-jun-10	2011	2012	2013	2014

Ativo		€500	—	EUR	4,375%	1.225	—	—
Passivo	USD	675	—	USD	4,712%	(1.366)	—	—

Líquido						(141)	—	—	23	(9)	(10)	(10)	(112)

Tipo de contrato: balcão (over-the-counter)
Item protegido: parte das dívidas atrelada a Euro.
O resultado de perda/ganho apresentado é anulado pelo resultado de perda/ganho do item protegido devido à variação cambial EUR/USD. Novamente, o objetivo final desse programa, de acordo com a estratégia de proteção de moeda da Vale, é contrabalançar a exposição à moedas dos recebíveis com as dos pagamentos.

Programa de proteção para os empréstimos e financiamentos sujeitos à taxa flutuante em dólares norte-americanos
Com o objetivo de reduzir a volatilidade do fluxo de caixa, foi realizada uma operação de swap para converter o fluxo de caixa de uma dívida sindicalizada emitida pela Vale Inco Ltd.,subsidiária integral da Vale, no ano de 2004, com valor nominal inicial de USD 200 milhões indexada a taxa flutuante (Libor) para taxa fixas. Na operação de proteção, a Vale paga à contraparte taxa fixa e recebe remuneração atrelada a taxa flutuante (Libor).
Em milhões de R$

							Perda/Ganho		Valor justo
	Valor Principal ($ milhões)				Valor justo		Realizado	VaR	por ano
Fluxo	30-jun-10	31-dez-09	índice	Taxa Média	30-jun-10	31-dez-09	30-jun-10	30-jun-10	2010	2011

Ativo	USD 125	USD 200	USD	3M Libor	227	260	—
Passivo			USD	4,795%	(238)	(274)	(6)

Líquido					(11)	(14)	(6)	0.2	(5)	(6)

Tipo de contrato: balcão (over-the-counter)
Item protegido: dívida flutuante da Vale Inco.
O resultado de perda/ganho apresentado é anulado pelo resultado de perda/ganho do item protegido devido à variação da Libor.
Programa de proteção cambial para venda de carvão a preço fixo
Com o objetivo de reduzir a volatilidade do fluxo de caixa associada a contratos de venda de carvão a preço fixo, a Vale realizou operações a termo de compra de dólares australianos de forma a equalizar as moedas de custeio e de receita.
Em milhões de R$

							Perda/Ganho		Valor justo
	Valor Principal ($ milhões)		Compra /	Taxa Média	Valor justo		Realizado	VaR	por ano
Fluxo	30-jun-10	31-dez-09	Venda	(AUD/USD)	30-jun-10	31-dez-09	30-jun-10	30-jun-10	2010	2011

Termo	AUD 13	AUD 41	C	0,66	4	15	13	1	2	2

Tipo de contrato: balcão (over-the-counter)
Item protegido: parte dos custos da Vale em dólares australianos.
O resultado de perda/ganho apresentado é anulado pelo resultado de perda/ganho do item protegido devido à variação cambial AUD/USD.
h) Posições em derivativos de commodities
O fluxo de caixa da Companhia também está exposto a diferentes riscos de mercado associados à volatilidade dos preços de commodities globais. Com objetivo de reduzir o efeito dessa volatilidade, a Vale contratou as seguintes operações com derivativos:
Programa de hedge estratégico de fluxo de caixa de alumínio
Com o objetivo de proteção do fluxo de caixa em 2010, a Vale realizou operações de hedge onde fixa o preço de parte das vendas de alumínio no período.
Em milhões de R$

							Perda/Ganho		Valor justo
	Valor Principal (ton)		Compra /	Strike Médio	Valor justo		Realizado	VaR	por ano
Fluxo	30-jun-10	31-dez-09	Venda	(USD/ton)	30-jun-10	31-dez-09	30-jun-10	30-jun-10	2010

Put	60.000	120.000	C	1.940	9	15	—
Call	60.000	120.000	V	2.073	(7)	(62)	(12)

Líquido					2	(47)	(12)	6	2

Termo	60.000	120.000	V	1.945	(4)	(65)	(23)	9	(4)

Tipo de contrato: balcão (over-the-counter)
Item protegido: parte das receitas da Vale atrelada ao preço do alumínio.
O resultado de perda/ganho para as operações de forwards é anulado pelo resultado de perda/ganho do item protegido devido à variação do preço do alumínio. No entanto, no caso das opções, por se tratar de instrumentos não-lineares, os resultados desses instrumentos compensam parcialmente o resultado do item protegido (ver quadro de sensibilidade).
As operações do negócio de Alumínio se encontram mantidos para venda a partir de junho de 2010.

Programa de proteção estratégica de fluxo de caixa de níquel
Com o objetivo de proteção de fluxo de caixa em 2010, a Vale realizou operações de proteção onde fixa o preço de parte das vendas de níquel no período.
Em milhões de R$

							Perda/Ganho		Valor justo
	Valor Principal (ton)		Compra /	Strike Médio	Valor justo		Realizado	VaR	por ano
Fluxo	30-jun-10	31-dez-09	Venda	(USD/ton)	30-jun-10	31-dez-09	30-jun-10	30-jun-10	2010

Termo	14.706	29.122	V	17.890	(49)	(36)	(79)	29	(49)
Tipo de contrato: balcão (over-the-counter) e contratos negociados na London Metal Exchange
Item protegido: parte das receitas da Vale atrelada ao preço do níquel.
O resultado de perda/ganho apresentado é anulado pelo resultado de perda/ganho do item protegido devido à variação do preço do níquel.
Programa de hedge para operações de venda de níquel
Com o objetivo de proteção de fluxo de caixa para os anos de 2010 e 2011, a Vale realizou operações de hedge onde fixa o preço de parte das vendas no período.
Em milhões de R$

							Perda/Ganho
	Valor Principal (ton)		Compra /	Strike Médio	Valor justo		Realizado	VaR	Valor justo por ano
Fluxo	30-jun-10	31-dez-09	Venda	(USD/ton)	30-jun-10	31-dez-09	30-jun-10	30-jun-10	2010	2011

Termo	19.500	—	V	21.869	75	—	—	39	2	73
Tipo de contrato: balcão (over-the-counter)
Item protegido: parte das receitas da Vale atrelada ao preço do níquel.
O resultado de perda/ganho apresentado é anulado pelo resultado de perda/ganho do item protegido devido à variação do preço do níquel.
Programa de venda de níquel a preço fixo
Com o objetivo de manter a exposição a flutuações de preço do níquel, foram realizadas operações de derivativos para converter para preço flutuante os contratos comerciais de Níquel com clientes que solicitam a fixação do preço. As operações têm como objetivo garantir que os preços relativos a estas vendas sejam equivalentes à média de preços da LME no momento da entrega física do produto para o cliente. As operações usualmente realizadas neste programa são compras de níquel para liquidação futura, seja em bolsa (LME) ou em mercado de balcão. Estas operações são revertidas antes do vencimento original de forma a casar com as datas de liquidação dos contratos comerciais que tiveram o preço fixado. Quando o ‘Programa de proteção estratégica de fluxo de caixa de níquel’ ou o ‘Programa de hedge para operações de venda de níquel’ são executados, o ‘Programa de venda a preço fixo’ é interrompido.
Em milhões de R$

							Perda/Ganho
	Valor Principal (ton)		Compra /	Strike Médio	Valor justo		Realizado	VaR	Valor justo por ano
Fluxo	30-jun-10	31-dez-09	Venda	(USD/ton)	30-jun-10	31-dez-09	30-jun-10	30-jun-10	2010	2011	2012

Futuros	1.986	3.426	C	14.428	19	21	20	4	9	10	0
Tipo de contrato: contratos negociados na London Metal Exchange
Item protegido: parte das receitas da Vale fixadas a um preço pré-determinado para clientes finais
O resultado de perda/ganho é anulado pelo resultado de perda/ganho do item protegido devido à variação do preço do níquel.

Programa de proteção para operações de compra de níquel
Com o objetivo de reduzir a volatilidade do fluxo de caixa e eliminar o descasamento entre o período de precificação da compra de Níquel (concentrado, catodo, sínter e outros tipos) e o período da revenda do produto processado, foram realizadas operações de proteção. Os itens comprados são matérias-primas utilizadas no processo de produção de níquel refinado. As operações usualmente realizadas neste caso são vendas de níquel para liquidação futura, seja em bolsa (LME) ou em mercado de balcão.
Em milhões de R$

							Perda/Ganho		Valor justo
	Valor Principal (ton)		Compra /	Strike Médio	Valor justo		Realizado	VaR	por ano
Fluxo	30-jun-10	31-dez-09	Venda	(USD/ton)	30-jun-10	31-dez-09	30-jun-10	30-jun-10	2010

Futuros	1.152	1.446	V	20.132	1	(4)	(10)	3	1

Tipo de contrato: contratos negociados na London Metal Exchange
Item protegido: parte das receitas da Vale atrelada ao preço do níquel.
O resultado de perda/ganho é anulado pelo resultado de perda/ganho do item protegido devido à variação do preço do níquel.
Programa de proteção para compra de óleo combustível — Bunker Oil
Com o objetivo de reduzir o impacto das oscilações dos preços do óleo combustível (Bunker Oil) na contratação de frete e, consequentemente, reduzir a volatilidade do fluxo de caixa da Companhia, foram realizadas operações de proteção deste insumo. As operações são feitas geralmente através da contratação de compra a termo ou swaps.
Em milhões de R$

							Perda/Ganho
	Valor Principal (mt)		Compra /	Strike Médio	Valor justo		Realizado	VaR	Valor justo por ano
Fluxo	30-jun-10	31-dez-09	Venda	(USD/mt)	30-jun 10	31-dez-09	30-jun-10	30-jun-10	2010	2011

Termo	270.000	452.000	C	410	16	78	37	7	15	1

Tipo de contrato: balcão (over-the-counter)
Item protegido: parte do custo da Vale atrelada ao preço do óleo combustível.
O resultado de perda/ganho é anulado pelo resultado de perda/ganho do item protegido devido à variação do preço do óleo combustível.
Programa de proteção para contratação de frete marítimo
Com o objetivo de reduzir o impacto das oscilações dos preços de frete marítimo contratado para viabilizar a venda de produtos nas modalidades CIF e CFR e, consequentemente, reduzir a volatilidade do fluxo de caixa da Companhia, foram realizadas operações de proteção de frete (FFA — Forward Freight Agreement). As operações são feitas geralmente através da contratação de compra a termo.
Em milhões de R$

							Perda/Ganho		Valor justo
	Valor Principal (dias)		Compra /	Strike Médio	Valor justo		Realizado	VaR	por ano
Fluxo	30-jun-10	31-dez-09	Venda	(USD/dia)	30-jun-10	31-dez-09	30-jun-10	30-jun-10	2010

Termo	3.496	6.125	C	30.634	(26)	50	43	2	(26)

Tipo de contrato: balcão (over-the-counter)
Item protegido: parte do custo da Vale atrelado ao preço de frete marítimo.
O resultado de perda/ganho é anulado pelo resultado de perda/ganho do item protegido devido à variação do preço frete marítimo.

Programa de proteção para operações de venda de carvão
Com o objetivo de proteção de fluxo de caixa para o ano de 2010, a Vale realizou operações de proteção onde fixa o preço de parte das vendas no período.
Em milhões de R$

							Perda/Ganho		Valor justo
	Valor Principal (mt)		Compra /	Strike Médio	Valor justo		Realizado	VaR	por ano
Fluxo	30-jun-10	31-dez-09	Venda	(USDmt)	30-jun-10	31-dez-09	30-jun-10	30-jun-10	2010

Termo	210.000	—	V	82	(4)	—	(1)	1	(4)

Tipo de contrato: balcão (over-the-counter)
Item protegido: parte das receitas da Vale atrelada ao preço do carvão.
O resultado de perda/ganho é anulado pelo resultado de perda/ganho do item protegido devido à variação do preço do carvão.
Programa de proteção para operações de compra de sucata de cobre
Com o objetivo de reduzir a volatilidade do fluxo de caixa e eliminar o descasamento entre o período de cotação da compra de sucata de cobre e o período de cotação da venda do produto final foram realizadas operações de hedge. A sucata comprada é combinada com outros insumos para produzir cobre para nossos clientes finais. Neste caso, normalmente as operações realizadas são vendas com liquidação futura na bolsa (LME) ou em mercado de balcão.
Em milhões de R$

							Perda/Ganho		Valor justo
	Valor Principal (Ibs)		Compra /	Strike Médio	Valor justo		Realizado	VaR	por ano
Fluxo	30-jun-10	31-dez-09	Venda	(USD/Ibs)	30-jun-10	31-dez-09	30-jun-10	30-jun-10	2010

Termo	902.825	—	V	3	0,5	—	0,04	0,2	0,5

Tipo de contrato: contratos negociados na London Metal Exchange
Item protegido: parte das receitas da Vale atrelada ao preço do cobre.
O resultado de perda/ganho é anulado pelo resultado de perda/ganho do item protegido devido à variação do preço do cobre.
i) Posições em Derivativos embutidos
O fluxo de caixa da Companhia também está exposto à diversos riscos de mercado associados a contratos que contem derivativos embutidos ou funcionam como derivativos. Da perspectiva da Vale, podem incluir mas não estão limitados à contratos comerciais, contratos de compra, contratos de aluguel, títulos, apólices de seguros e empréstimos. Os derivativos embutidos observados em 2010 são os seguintes:
Compra de Energia
Contrato de compra de energia entre a Albras, controlada da Vale, e a Eletronorte, que contém uma cláusula que define a cobrança de prêmio sobre o valor da energia caso o preço do alumínio seja negociado entre US$ 1.450/ton e US$ 2.773/ton. Esta cláusula é considerada um derivativo embutido.
Em milhões de R$

							Perda/Ganho		Valor justo
	Valor Principal (ton)		Compra /	Strike Médio	Valor justo		Realizado	VaR	por ano
Fluxo	30-jun-10	31-dez-09	Venda	(USD/ton)	30-jun-10	31-dez-09	30-jun-10	30-jun-10	2010	2011	2012

Call	200.228	200.228	C	2.773	3	45
Call	200.228	200.228	V	1.450	(128)	(299)

Total					(125)	(254)	—	21	(73)	(52)	—

As operações do negócio de Alumínio se encontram mantidos para venda a partir de junho de 2010.

Compra de produtos intermediários e matérias-primas
Contratos de compra de matérias-primas e concentrado de níquel que contêm provisões de preço baseadas no preço futuro de cobre e níquel. Estas provisões são consideradas derivativos embutidos.
Em milhões de R$

							Perda/Ganho		Valor justo
	Valor Principal (ton)		Compra /	Strike Médio	Valor justo		Realizado	VaR	por ano
Fluxo	30-jun-10	31-dez-09	Venda	(USD/ton)	30-jun-10	31-dez-09	30-jun-10	30-jun-10	2010

Forwards Níquel	1.333	440	V	22.533	8	0,3	(2)		8
Forwards Cobre	5.603	3.463		7.079	6	(1,7)	(3)		6

Total					14	(1,4)	(5)	6	14

j) Posições de Companhias de controle compartilhado
Apresentamos a seguir os valores justos dos derivativos de Companhias de controle compartilhado. Esses instrumentos são gerenciados sob as políticas de risco próprias de cada uma dessas Companhias. Contudo os valores nominais e os efeitos das marcações a mercado são reconhecidos nas demonstrações contábeis na proporção da participação da Vale em cada uma dessas Companhias.
Programa de proteção cambial
A fim de reduzir a volatilidade do fluxo de caixa, foram contratadas operações de swaps para converter para reais os fluxos de caixa de dívidas indexadas ao dólar norte-americano. Neste swap, é recebida uma taxa fixa em dólares norte-americanos e executado pagamentos em reais, indexados ao CDI.
Em milhões de R$

	Valor Principal ($ milhões)				Valor justo		VaR
Fluxo	30-jun-10	31-dez-09	índice	Taxa Média	30-jun-10	31-dez-09	30-jun-10

Swap taxa fixa vs. CDI
Ativo	USD 99	USD 114	USD	2,60%	185	210
Passivo	R$197	R$ 245	CDI	100,27%	(216)	(272)

Líquido					(31)	(62)	3

Tipo de contrato: balcão (over-the-counter)
Item protegido: Dívidas atreladas ao USD
O resultado de perda/ganho é anulado pelo resultado de perda/ganho do item protegido devido à variação da cotação do USD/BRL.
Programa de hedge
Foram contratadas operações de swaps para transformar parte dos pagamentos de dívidas atreladas a Libor USD em pagamentos em taxa fixa em dólares norte-americanos. Neste swap, são recebidas taxas flutuantes (Libor USD) em dólares norte-americanos e executado pagamentos em taxas fixas em dólares norte-americanos.
Em milhòes de R$

	Valor Principal ($ milhões)				Valor justo		VaR
Fluxo	30-jun-10	31-dez-09	Ìndice	Taxa Mèdia	30 jun 10	31-dez-09	30-jun-10

Swap USD flutuante vs. prè
Ativo	USD 20	USD 20	Libor	Libor+0,65%	26,6	30,0
Passivo			Pré	3,93%	(27,4)	(30,9)

Líquido					(0,8)	(0,9)	0,04

Tipo de contrato: balcão (over-the-counter)
Item hedgeado: Dívidas atreladas a Libor USD
O resultado de perda/ganho apresentado é anulado pelo resultado de perda/ganho do item protegido devido à variação da Libor USD.

k) Análise de Sensibilidade — Derivativos da Controladora e Controladas
Os quadros a seguir apresentam os ganhos/perdas potenciais de todas as posições em aberto em 30 de junho de 2010 considerando os seguintes cenários de stress:
•	Precificação à mercado: cálculo do valor justo considerando as curvas de mercado de 30 de junho de 2010;

•
Cenário I: deterioração de 25% — perdas potenciais considerando um choque de 25% nas curvas de mercado utilizadas para precificação à mercado, impactando negativamente o valor justo das posições de derivativos da Vale;

•
Cenário II: evolução de 25% — ganhos potenciais considerando um choque de 25% nas curvas de mercado utilizadas para precificação à mercado impactando positivamente o valor justo das posições de derivativos da Vale;

•
Cenário III: deterioração de 50% — perdas potenciais considerando um choque de 50% nas curvas de mercado utilizadas para precificação à mercado, impactando negativamente o valor justo das posições de derivativos da Vale;

•
Cenário IV: evolução de 50% — ganhos potenciais considerando um choque de 50% nas curvas de mercado utilizadas para precificação à mercado, impactando positivamente o valor justo das posições de derivativos da Vale.

Análise de sensibilidade — Derivativos de câmbio e juros	Vatores em R$ milhòes

Programa	Instrumento	Risco	Valor justo	Cenário I	Cenário II	Cenário III	Cenário IV
Programa de proteção dos empréstimos e financiamentos em reais indexados ao CDI	Swap CDI vs. taxa fixa em USD	Flutuação do BRL/USD	863	(1.717)	1.717	(3.434)	3.434
		Flutuação do cupom cambial		(56)	53	(114)	104
		Flutuação da taxa pré em reais		(2)	2	(3)	4
		Variação USD Libor		(6)	6	(12)	11

	Swap CDI vs. taxa flutuante em USD	Flutuação do BRL/USD	19	(200)	200	(400)	400
		Flutuação do cupom cambial		0,03	0,04	0,16	0,15
		Variação USD Libor		(0,4)	0,2	(0,9)	0,3
	Item Protegido — Dívida indexada ao CDI	Flutuação do BRL/USD	n.a.	—	—	—	—
Programa de proteção dos empréstimos e financiamentos em reais indexados à TJLP	Swap TJLP vs. taxa fixa em USD	Flutuação do BRL/USD	(84)	(490)	490	(979)	979
		Flutuação do cupom cambial		(20)	20	(42)	38
		Flutuação da taxa pré em reais		(68)	75	(130)	157
		Flutuação TJLP		(77)	77	(155)	152

	Swap TJLP vs. taxa flutuante em USD	Flutuação do BRL/USD	(29)	(154)	(308)	154	308
		Flutuação do cupom cambial		(4)	4	(8)	8
		Flutuação da taxa pré em reais		(15)	17	(29)	35
		Flutuação TJLP		(41)	41	(82)	82
		Variação USD Libor		(21)	21	(42)	42
	Item Protegido — Dívida indexada á TJLP	Flutuação do BRL/USD	n.a.	—	—	—	—
Hedge cambial de fluxo de caixa — Vale	Swap taxa fixa em BRL vs. Taxa fixa em USD	Flutuação do BRL/USD	172	(976)	976	(1.953)	1.953
		Flutuação do cupom cambial		(6)	6	(11)	11
		Flutuação da taxa pré em reais		(29)	30	(58)	62
	Item protegido — Parte da receita denominada em dólares norte-americanos	Flutuação do BRL/USD	n.a.	976	(976)	1.953	(1.953)
Hedge cambial de fluxo de caixa — Albras	Swap taxa fixa em BRL vs. Taxa fixa em USD	Flutuação do BRL/USD	102	(209)	209	(418)	416
		Flutuação do cupom cambial		(3)	3	(6)	6
		Flutuação da taxa pré em reais		(16)	17	(32)	35
	Item protegido — Parte da receita denominada em dólares norte-americanos	Flutuação do BRL/USD	n.a.	209	(209)	418	(418)
Programa de proteção cambial de fluxo de caixa	Non-deliverable forward	Flutuação do BRL/USD	0,8	(27)	27	(54)	54
		Flutuação do cupom cambial		(0,01)	0,01	(0,02)	0,02
		Flutuação da taxa pré em reais		(0,1)	0,1	(0,2)	0,2
	Item Protegido — Parte da receita da Vale denominada em dólares norte-americanos	Flutuação do BRL/USD	n.a.	27	(27)	54	(54)
Programa de proteção para empréstimos e financiamentos em euros	Swap taxa flutuante em EUR vs. taxa flutuante em USD	Flutuação do BRL/USD	0,6	(0,1)	0,1	(0,3)	0,3
		Flutuação do EUR/USD		(2)	2	(4)	4
		Flutuação da Euribor		(0,01)	0,01	(0,02)	0,02
		Flutuação da Libor Dólar		(0,01)	0,01	(0,01)	0,01
	Item Protegido — Dívida indexada à Euro	Flutuação do EUR/USD	n.a.	2	(2)	4	(4)
Programa de hedge de valor justo para os empréstimos e financiamentos em euros	Swap taxa fixa em EUR vs. taxa fixa em USD	Flutuação do BRL/USD	(141)	(29)	29	58	(58)
		Flutuação do EUR/USD		(313)	313	(625)	625
		Flutuação da Euribor		(10)	10	(19)	20
		Flutuação da Libor Dólar		(19)	18	(38)	36
	Item Protegido — Dívida indexada á Euro	Flutuação do EUR/USD	n.a.	313	(313)	625	(625)
Programa de proteção para os emprestimos e financiamentos atrelados a taxa flutuante em USD	Swap USD flutuante vs. USD fixo	Flutuação USD/BRL	(11)	(3)	3	(6)	6
		Variação USD Libor		(1)	1	(1)	1
	Item Protegido — Dívida pós-fixada da Vale Inco	Flutuação da Libor Dólar	n.a.	1	(1)	1	(1)
Programa de proteção Cambial para Venda de Carváo a Preço Fixo	Compra a termo de Dólar Australiano	Flutuação do USD/AUD	4	(5)	5	(10)	10
		Flutuação USD/BRL		(1)	1	(2)	2
		Variação USD Libor		(0,01)	0,01	(0,02)	0,02
	Item Protegido: Parte dos custos da Vale demoninados em dólar australiano	Flutuação do USD/AUD	n.a.	5	(5)	10	(10)

Análise de sensibilidade — Derivativos de commodities	Valores em R$ milhões

Programa	Instrumento	Risco	Valor justo	Cenário I	Cenário II	Cenário III	Cenário IV
Programa de proteção estratégica de fluxo de caixa de aluminio	Opções de alumínio	Flutuação do preço do alumínio	2	(45)	47	(96)	100
		Variação USD Libor		(0,002)	0,002	(0,004)	0,004
		Flutuação USD/BRL		(1)	1	(2)	2

	Contratos de venda de alumínio com liquidação futura	Flutuação do preço do alumínio	(4)	(53)	53	(107)	107
		Variação USD Libor		(0,08)	0,08	(0,20)	0,20
		Flutuação USD/BRL		(1)	1	(2)	2
	Item Protegido - Parte da receita da Vale atrelada ao preço do alumínio	Flutuação do preço do alumínio	n.a.	98	(100)	203	(207)
Programa de proteção estratégica de níquel	Contratos de venda de níquel com liquidação futura	Flutuação do preço do níquel	(49)	(131)	(261)	131	261
		Variação USD Libor		(0,2)	0,2	(0,4)	0,4
		Flutuação USD/BRL		(12)	12	24	(24)
	Item Protegido - Parte da receita da Vale atrelada ao preço do níquel	Flutuação do preço do níquel	n.a.	131	261	(131)	(261)
Programa de hedge para operações de vendas de níquel	Contratos de venda de níquel com liquidação futura	Flutuação do preço do níquel	75	(171)	171	(343)	343
		Variação USD Libor		(2)	2	(4)	4
		Flutuação USD/BRL		(19)	19	(37)	37
	Item hedgeado - Parte da receita da Vale atrelada ao preço do níquel	Flutuação do preço do níquel	n.a.	171	(171)	343	(343)
Programa de venda de níquel a preço fixo	Contratos de compra de níquel com liquidação futura	Flutuação do preço do níquel	19	(18)	18	(35)	35
		Variação USD Libor		(0,1)	0,1	(0,1)	0,1
		Flutuação USD/BRL		(5)	5	(9)	9
	Item Protegido - Parte da receita das vendas de Níquel corn preços fixos	Flutuação do preço do níquel	n.a.	18	(18)	35	(35)
Programa de proteção para operações de compra de níquel	Contratos de venda de níquel com liquidação futura	Flutuação do preço do níquel	1,0	(10)	10	(20)	20
		Variação USD Libor		(0,003)	0,003	(0,007)	0,007
		Flutuação USD/BRL		(0,2)	0,2	(0,4)	0,4
	Item Protegido - Parte da receita da Vale atrelada ao preço do níquel	Flutuação do preço do níquel	n.a.	10	(10)	20	(20)
Programa de proteção para Compra de Óleo Combustível	Compra a termo de Óleo Combustível- Bunker Oil	Flutuação do preço do Bunker Oil	16	(54)	54	(107)	107
		Variação USD Libor		(0,4)	0,4	(0,2)	0,2
		Flutuação USD/BRL		(4)	4	(8)	8
	Item Protegido - Parte dos custos atrelado ao preço do óleo combustível	Flutuação do preço do Bunker Oil	n.a.	54	(54)	107	(107)
Programa de proteção para contratação de frete marítimo	Compra de contratos frete - FFA	Flutuação dos preços de frete	(26)	(42)	42	(83)	83
		Variação USD Libor		(0,1)	0,1	(0,2)	0,2
		Flutuação USD/BRL		(7)	7	(13)	13
	Item Protegido - Parte do custo da Vale atrelados ao preço do frète	Flutuação dos preços de frete	n.a.	42	(42)	83	(83)
Programa de proteção estrategia de carvão	Contratos de venda de carvão com liquidação futura	Flutuação do preço do carvão	(4)	(9)	9	(18)	18
		Variação USD Libor		(0,02)	0,02	(0,03)	0,03
		Flutuação USD/BRL		(1)	1	(3)	3
	Item Protegido - Parte da receita da Vale atrelada ao preço do carvão	Flutuação do preço do carvão	n.a.	9	(9)	18	(18)
Programa de proteção para operações de compra de sucata de cobre	Contratos de venda de cobre com liquidação futura	Flutuação do preço do cobre	0,5	(1)	1	(2)	2
		Variação USD Libor		(0,001)	0,001	(0,002)	0,002
		Flutuação USD/BRL		(0,1)	0,1	(0,2)	0,2
	Item Protegido - Parte da receita da Vale atrelada ao preço do níquel	Flutuação do preço do cobre	n.a.	1	(1)	2	(2)

Análise de sensibilidade — Derivativos embutidos	Valores em R$ milhões

Programa	Instrumento	Risco	Valor justo	Cenário I	Cenário II	Cenário III	Cenário IV
Derivativo embutido — Compra de matéria-prima (Níquel)	Derivativo Embutido - Compra de matéria-prima	Flutuação do preço do níquel	8	(12)	12	(25)	25
		Flutuação USD/BRL		(2)	2	(4)	4
Derivativo embutido — Compra de matéria-prima (Cobre)	Derivativo Embutido - Compra de matéria-prima	Flutuação do preço de cobre	6	(16)	16	(33)	33
		Flutuação USD/BRL		(1)	1	(3)	3
Derivativo embutido — compra de energía	Derivativo Embutido - Compra de Energia - Opções de Alumínio	Flutuação do preço do alumínio	(125)	(131)	128	(220)	176
		Flutuação USD/BRL		(45)	45	(90)	90
l) Análise de Sensibilidade — Derivativos de Companhias de Controle Compartilhado
Valores em R$ milhões

Programa	Instrumento	Risco	Valor justo	Cenário I	Cenário II	Cenário III	Cenário IV
Programa de proteção cambial	Swap CDI vs. taxa fixa em USD	Flutuação do BRL/USD	(31)	(48)	48	(95)	95
		Flutuação do cupom cambial		(1)	1	(1)	1
		Flutuação da taxa pré em reais		(0,01)	0,01	(0,02)	0,02
	Item Protegido - Dívida indexada á dólares norte-americanos	Flutuação do BRL/USD	n.a.	48	(48)	95	(95)
Programa de hedge cambial	Swap USD flutuante vs. Pré	Flutuação do BRL/USD	(0,8)	(0,2)	0,2	(0,4)	0,4
		Flutuação da Libor Dólar		(0,1)	0,1	(0,2)	0,2
	Item protegido - Dívida indexada a Libor	Flutuação da Libor Dólar	n.a.	0,1	(0,1)	0,2	(0,2)

m) Análise de Sensibilidade — Dívida e Investimentos de Caixa
Os programas de investimento de caixa e captação atrelados a moedas diferentes de reais estão sujeitos à variação da taxa de câmbio, tais como EUR/USD e USD/BRL.
Valores em R$ milhões

Programa	Instrumento	Risco	Cenário I	Cenário II	Cenário Ill	Cenário IV
Financiamento	Dívida denominada em BRL	Sem flutuação
Financiamento	Dívida denominada em USD	Flutuação do BRL/USD	(7.117)	7.117	(14.234)	14.234
Financiamento	Dívida denominada em EUR	Flutuação do EUR/USD	(3)	3	(6)	6
Investimentos de caixa	Investimentos denominada em BRL	Sem flutuação
Investimentos de caixa	Investimentos denominada em USD	Flutuação do BRL/USD	(913)	913	(1.827)	1.827
n) Risco de crédito nas operações e ratings das instituições financeiras
As operações de derivativos são realizadas com instituições financeiras de primeira linha. Os limites de exposição a instituições financeiras são propostos anualmente para o comitê executivo de gestão de riscos e aprovados pela diretoria executiva. O acompanhamento do risco de crédito das instituições financeiras é feito utilizando uma metodologia de avaliação de risco de crédito que considera, dentre outras informações, os ratings divulgados pelas agências internacionais de rating. No quadro abaixo, apresentamos os ratings em moeda estrangeira publicados pelas agências Moody’s e S&P para as principais instituições financeiras com as quais tínhamos operações em aberto em 30 de junho de 2010.

Home da Holding	Home da Contraparte	Moody’s*	S&P*

JP Morgan Chase & Co**	JP Morgan Chase Bank	Aa3	A+
Banco Santander SA	Banco Santander SA	Aa2	AA
Banco Santander SA	Banco Santander Brasil SA	Baa3	BBB-
BNP Paribas**	BNP Paribas Securities Corp	Aa2	AA
BNP Paribas	BNP Paribas	Aa2	AA
The Goldman Sachs Group Inc**	J Aron & Co	A1	A
Itau Unibanco Holding SA	Banco Itau BBA SA	A2	—
Societe Generale**	Banco Societe Generale do Brasil SA	Aa2	A+
Societe Generale	Societe Generale	Aa2	A+
Credit Agricole SA**	Calyon (London)	Aa1	AA-
Banco Votorantim SA	Banco Votorantim SA	A3	BB+
Itau Unibanco Holding SA**	União de Bancos Brasileiros SA	A2	—
Banco do Brasil SA	Banco do Brasil SA	A2	BBB-
Citigroup Inc**	Citibank NA (Brazil)	A3	A
Deutsche Bank AG**	Deutsche Bank AG (London)	Aa3	A+
HSBC Holdings plc**	HSBC Bank Brasil SA — Banco Multiplo	Aa2	AA-
Barclays PLC	Barclays Bank PLC	Aa3	A+
Banco Santander SA**	Banco ABN AMRO Real SA	Aa2	AA
Standard Bank PLC**	Standard Intenational Holding	Baa3	—
Banco Bradesco SA	Banco Bradesco SA	A1	BBB
BNP Paribas**	BNP Paribas Energy & Commodities	Aa2	AA
Prudential Financial Inc**	Prudential Bache Commodities Ltd (London)	Baa2	A
Natixis**	Natixis Metals Limited	Aa3	A+
Mitsui Co Ltd**	Mitsui Bussan Commodities Ltd	A2	A+

*	Para bancos brasileiros foi usado rating global dos depósitos em moeda local

**	Rating da empresa controladora

o) Curvas de Mercado
Na construção das curvas utilizadas para a precificação dos derivativos foram utilizados dados públicos da BM&F, Banco Central do Brasil, London Metals Exchange (LME) e dados proprietários de Thomson Reuters, Bloomberg L.P. e Enerdata.
1. Curvas de Produtos
Alumínio

Vencimento	Preço (USD/ton)	Vencimento	Preço (USD/ton)	Vencimento	Preço (USD/ton)
SPOT	1.951	ABR11	2.036	FEV12	2.103
JUL10	1.960	MAI11	2.044	MAR12	2.109
AGO10	1.971	JUN11	2.052	ABR12	2.115
SET10	1.974	JUL11	2.059	MAI12	2.121
OUT10	1.984	AGO11	2.066	JUN12	2.127
NOV10	1.993	SET11	2.072	JUL12	2.132
DEZ10	2.001	OUT11	2.079
JAN11	2.011	NOV11	2.085
FEV11	2.019	DEZ11	2.091
MAR11	2.027	JAN12	2.097
Niquel

Vencimento	Preço (USD/ton)	Vencimento	Preço (USD/ton)	Vencimento	Preço (USD/ton)
SPOT	19.679	ABR11	19.799	FEV12	19.312
JUL10	19.693	MAI11	19.799	MAR12	19.233
AGO10	19.715	JUN11	19.794	ABR12	19.154
SET10	19.739	JUL11	19.776	MAI12	19.075
OUT10	19.756	AGO11	19.758	JUN12	18.995
NOV10	19.766	SET11	19.686	JUL12	18.915
DEZ10	19.775	OUT11	19.614
JAN11	19.790	NOV11	19.542
FEV11	19.799	DEZ11	19.470
MAR11	19.804	JAN12	19.391
Cobre

Vencimento	Preço (USD/lb)	Vencimento	Preço (USD/lb)	Vencimento	Preço (USD/lb)
SPOT	2,90	SET10	2,91	NOV10	2,97
JUL10	2,90	OUT10	2,96	DEZ10	2,95
AGO10	2,91
Óleo Combustivel — Bunker Oil

Vencimento	Preço (USD/ton)	Vencimento	Preço (USD/ton)	Vencimento	Preço (USD/ton)
SPOT	433	ABR11	461	FEV12	485
JUL10	433	MAI11	461	MAR12	485
AGO10	437	JUN11	461	ABR12	485
SET10	436	JUL11	466	MAI12	485
OUT10	442	AGO11	466	JUN12	485
NOV10	442	SET11	466	JUL12	485
DEZ10	442	OUT11	469
JAN11	451	NOV11	469
FEV11	451	DEZ11	469
MAR11	451	JAN12	485
Alumínio — Volatilidade

Vencimento	Vol (%a.a.)	Vencimento	Vol (%a.a.)	Vencimento	Vol (%a.a.)
VOLSPOT	25,0	VOL9M	26,5	VOL4A	23,8
VOL1M	26,0	VOL1A	26,0	VOL5A	23,4
VOL3M	27,0	VOL2A	24,8	VOL7A	23,2
VOL6M	27,2	VOL3A	24,2	VOL10A	23,2
FFA — Forward Freight Agreement

Vencimento	Preço ( USD/dia)	Vencimento	Preço (USD/dia)	Vencimento	Preço (USD/dia)
SPOT	24.239	ABR11	26.268	FEV12	25.464
JUL10	24.679	MAI11	26.268	MAR12	25.464
AGO10	25.464	JUN11	26.268	ABR12	25.464
SET10	25.875	JUL11	26.268	MAI12	25.464
OUT10	27.629	AGO11	26.268	JUN12	25.464
NOV10	27.629	SET11	26.268	JUL12	25.464
DEZ10	27.629	OUT11	26.268
JAN11	26.268	NOV11	26.268
FEV11	26.268	DEZ11	26.268
MAR11	26.268	JAN12	25.464
Carvão

Vencimento	Preço (USD/ton)	Vencimento	Preço (USD/ton)	Vencimento	Preço (USD/ton)
SPOT	92,5	APR11	96,0	FEB12	101,5
JUL10	92,5	MAY11	96,0	MAR12	101,5
AUG10	92,7	JUN11	96,0	APR12	101,5
SEP10	93,4	JUL11	97,8	MAY12	101,5
OCT10	93,0	AUG11	97,8	JUN12	101,5
NOV10	93,0	SEP11	97,8	JUL12	101,5
DEC10	93,0	OCT11	98,5
JAN11	95,0	NOV11	98,5
FEB11	95,0	DEC11	98,5
MAR11	95,0	JAN12	101,5

2. Curvas de Taxas
Cupom Cambial — USD Brasil

Vencimento	Taxa (% a.a.)	Vencimento	Taxa (% a.a.)	Vencimento	Taxa (% a.a.)
02/08/2010	2,43	01/10/2012	2,88	01/04/2015	4.20
01/09/2010	2,06	02/01/2013	3,08	01/07/2015	4,23
01/10/2010	1,94	01/04/2013	3,21	04/01/2016	4,35
03/01/2011	1,88	01/07/2013	3,42	01/07/2016	4,40
01/04/2011	2,02	01/10/2013	3,56	02/01/2017	4,48
01/07/2011	2,17	02/01/2014	3,69	02/01/2018	4,72
03/10/2011	2,30	01/04/2014	3,82	02/01/2019	5,03
02/01/2012	2,53	01/07/2014	3,92	02/01/2020	5,26
02/04/2012	2,61	01/10/2014	3,97
02/07/2012	2,76	02/01/2015	4,09
Curva de Juros USD

Vencimento	Taxa (% a. a.)	Vencimento	Taxa (% a. a.)	Vencimento	Taxa (% a.a.)
USD1M	0,35	USD6M	0,75	USD11M	1,10
USD2M	0,43	USD7M	0,82	USD12M	1,17
USD3M	0,53	USD8M	0,89	USD2A	1,35
USD4M	0,60	USD9M	0,95	USD3A	1,77
USD5M	0,67	USD10M	1,03	USD4A	2,16
TJLP

Vencimento	Taxa (% a. a.)	Vencimento	Taxa (% a.a.)	Vencimento	Taxa (% a.a.)
01/07/2010	6,00	01/07/2012	6,00	01/07/2014	6,00
01/10/2010	6,00	01/10/2012	6,00	01/10/2014	6,00
01/01/2011	6,00	01/01/2013	6,00	01/01/2015	6,00
01/04/2011	6,00	01/04/2013	6,00	01/04/2015	6,00
01/07/2011	6,00	01/07/2013	6,00
01/10/2011	6,00	01/10/2013	6,00
Curva pré em Reais

Vencimento	Taxa (% a.a.)	Vencimento	Taxa (% a.a.)	Vencimento	Taxa (% a.a.)
01/07/2010	10,12	02/01/2012	12,08	02/01/2014	12,21
08/02/2010	10,35	02/04/2012	12,14	01/04/2014	12,24
09/01/2010	10,59	02/07/2012	12,18	01/07/2014	12,24
10/01/2010	10,89	01/10/2012	12,19	01/10/2014	12,25
01/03/2011	11,36	02/01/2013	12,19	02/01/2015	12,21
04/01/2011	11,68	01/04/2013	12,19	01/04/2015	12,16
07/01/2011	11,87	01/07/2013	12,19	01/07/2015	12,16
10/03/2011	12,04	01/10/2013	12,21	01/10/2015	12,17
3. Curvas de Moedas
EURO

Vencimento	EUR/USD	Vencimento	EUR/USD	Vencimento	EUR/USD
EURSPOT	1,22	EUR9M	1,23	EUR4A	1,25
EUR1M	1,22	EUR1A	1,23	EUR5A	1,25
EUR3M	1,22	EUR2A	1,23	EUR7A	1,26
EUR6M	1,22	EUR3A	1,24	EUR10A	1,29
AUD

Vencimento	AUD/USD	Vencimento	AUD/USD	Vencimento	AUD/USD
AUDSPOT	0,84	AUD9M	0,81	AUD4A	0,73
AUD1M	0,84	AUD1A	0,81	AUD5A	0,71
AUD3M	0,83	AUD2A	0,78	AUD7A	0,68
AUD6M	0,82	AUD3A	0,75	AUD10A	0,64
Cotação de Fechamento

USD/CAD	1,0639	USD/BRL	1,8015	EUR/USD	1,2211

	Consolidado								Controladora
	Ativos				Passivos				Ativos		Passivos
									30 de junho	31 de	30 de junho
	30 de junho de 2010				30 de junho de 2010				de 2010 (não	dezembro de	de 2010 (não
	(não auditado)		31 de dezembro de 2009		(não auditado)		31 de dezembro de 2009		auditado)	2009	auditado)
		Não		Não		Não		Não	Não	Não	Não
	Circulante	circulante	Circulante	circulante	Circulante	circulante	Circulante	circulante	circulante	circulante	Circulante
Derivativos não designados como hedge
Risco de câmbio e de taxas de juros
Swaps CDI & TJLP vs. taxa fixa e flutuante em USD	—	883.566	—	1.383.611	—	114.441	—	—	710.014	1.058.303	114.442
Swap taxa flutuante em EUR vs. taxa flutuante em USD	—	619	—	2.559	—	—	—	—	619	2.559	—
Swap taxa fixa em USD vs.CDI	—	—	—	—	26.047	4.607	38.829	23.364	—	—	—
Swap USD flutuante vs. pré	—	—	—	—	556	265	926	—	—	—	—
Swap NDF	841	—	—	—	—	—	160	—	—	—	—
Swap taxa flutuante em USD vs. taxa fixa em USD	—	—	—	—	—	10.845	12.003	2.159	—	—	—
Swap EuroBonds	—	—	—	—	—	141.088	—	—	—	—	—
Compra a termo de Dólares Australianos	3.930	—	—	14.946	—	—	—	—	—	—	—

	4.771	884.185	—	1.401.116	26.603	271.246	51.918	25.523	710.633	1.060.862	114.442
Compra/ Venda de níquel a preço fixo	33.518	47	21.780	2.909	6.867	—	4.495	13.687	—	—	—
Programa estratégico (2)	—	—	—	—	—	—	55.553	—	—	—	—
Frete marítimo (5)	—	—	50.448	—	18.646	—	—	—	—	—	—
Alumínio (3)	—	—	—	—	—	—	27.640	466	—	—	—
Óleo combustível (1)	—	18.677	84.573	—	—	—	—	—	—	—	—
Carvão (4)	—	—	—	—	5.097	—	—	—	—	—	—
Cobre	546	—	—	—	—	—	—	—	—	—	—

	34.064	18.724	156.801	2.909	30.610	—	87.688	14.153	—	—	—

Derivativos designados como hedge
Hedge cambial de fluxo de caixa	—	171.801	26.131	102.059	—	—	—	—	171.802	36.828	—
Niquel estratégico	—	75.468	—	—	55.254	—	—	—	—	—	—
Alumínio (3)	—	—	—	—	—	—	123.989	—	—	—	—

	—	247.269	26.131	102.059	55.254	—	123.989	—	171.802	36.828	—

Total	38.835	1.150.178	182.932	1.506.084	112.467	271.246	263.595	39.676	882.435	1.097.690	114.442

(1)	Inclui derivativos realizados no valor de R$ 2.691 e R$ (16.431) em 30/06/10 e 31/12/09 respectivamente.

(2)	Inclui derivativos realizados no valor de R$ (6.558) e R$ 6.767 em 30/06/10 e 31/12/09 respectivamente.

(3)	Inclui derivativos realizados no valor de R$ (39.197) em 31/12/09.

(4)	Inclui derivativos realizados no valor de R$ (605) em 30/06/10.

(5)	Inclui derivativos realizados no valor de R$ 7.701 em 30/06/10.
Efeitos dos derivativos no patrimônio líquido
Os reflexos da contabilidade de hedge que afetam o Patrimônio Líquido são demonstrados a seguir:

	Consolidado (Trimestre)
	Moeda	Alumínio	Niquel	Total

Saldo em 31 de dezembro de 2008	—	—	—	—
Atualização do valor justo	1.999	—	—	1.999

Total da movimentação do período	1.999	—	—	1.999

Saldo final em 30 de junho de 2009	1.999	—	—	1.999

	Consolidado (Acumulado)
	Moeda	Alumínio	Niquel	Total

Saldo em 31 de dezembro de 2009	68.603	(63.235)	—	5.368
Atualização do valor justo	101.504	15.823	75.467	192.794
Transf. para o resultado por realização	(21.341)	46.340	—	24.999

Total da movimentação do período	80.163	62.163	75.467	217.793

Saldo final em 30 de junho de 2010	148.766	(1.072)	75.467	223.161

Efeitos dos derivativos no resultado

	Ganho/ (perda) reconhecido no resultado/ (despesa) financeira
	Consolidado				Controladora
	Para o período de três
	meses findos e em (não
	auditado)		Acumulado (não auditado)		Acumulado (não auditado)
	30 de junho	30 de junho	30 de junho	30 de junho	30 de junho	30 de junho
	de 2010	de 2009	de 2010	de 2009	de 2010	de 2009
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. USD fixed and floating rate swaps	(352.893)	1.917.858	(429.177)	1.994.505	(327.387)	1.560.612
USD floating rate vs. USD fixed rate swap	(2.711)	119	(1.211)	(1.164)	—	—
Euro floating rate vs. USD floating rate swap	(970)	817	(1.720)	(556)	(1.720)	(557)
AUD forward purchase	(1.262)	12.740	1.572	18.829	—	—
USD floating rate vs. CDI	(354)	—	(608)	—	—	—
NDF swap	1.317	—	1.000	—	—	—
Floating Libor vs. fixed Libor swap	(553)	—	(2.357)	—	—	—
EuroBonds swap	(141.088)	—	(141.088)	—	—	—
Swap Convertibles	67.111	—	67.111	—	67.111	—
Commodities price risk
Nickel
Fixed price purchase/ sale	33.182	83.559	17.259	64.847	—	—
Nickel purchase program	—	(63.481)	—	(63.481)	—	—
Strategic program	157.593	(82.825)	(91.778)	(82.825)	—	—
Copper scraps/ strategic copper	541	(237)	549	(558)	—	—
Strategic copper	—	—	—	—	—	—
Natural gas	—	(1.699)	—	(8.052)	—	—
Maritime freight hiring protection program	(28.921)	69.573	(33.999)	69.573	—	18.817
Bunker oil	(13.510)	24.841	(24.620)	24.841	—	—
Coal	(3.612)	—	(5.671)	—	—	—
Embedded derivatives
Fixed price nickel sales	—	(111.392)	—	(126.961)	—	—
Customer raw material purchase	—	(35.225)	—	(30.575)	—	—
Energy purchase — aluminum options	41.409	—	466	—	—	—

Derivatives designated as hedge
Cash flow hedge	33.374	—	33.374	—	33.374	—

	(211.347)	1.814.648	634.545	1.858.423	(228.622)	1.578.872

					Liquidação financeira
	Consolidado				Controladora
	Para o período de três
	meses findos e em (não
	auditado)		Acumulado (não auditado)		Acumulado (não auditado)
	30 de junho	30 de junho	30 de junho	30 de junho	30 de junho	30 de junho
	de 2010	de 2009	de 2010	de 2009	de 2010	de 2009
Derivativos não designados como hedge
CDI & TJLP vs. USD fixed and floating rate swaps	(133.864)	209.237	(185.310)	258.492	(135.343)	(211.751)
USD floating rate vs. USD fixed rate swap	3.062	(3.538)	6.131	(7.397)	—	—
Euro floating rate vs. USD floating rate swap	(221)	894	(221)	894	(221)	(894)
AUD forward purchase	(10.592)	2.838	(12.588)	2.838	—	—
USD floating rate vs. CDI	14.027	—	32.749	—	—	—
Floating Libor vs. fixed Libor swap	228	—	474	—	—	—
Swap Convertibles	(67.110)	—	(67.110)	—	(67.111)	—
Commodities price risk
Nickel
Fixed price purchase/ sale	3.770	(80.958)	2.308	(72.100)	—	—
Strategic program	64.497	—	89.350	—	—	—
Copper scraps/ strategic copper	—	(263)	—	228	—	—
Natural gas	—	(2.992)	—	(7.611)	—	—
Maritime freight hiring protection program	(16.990)	10.129	(35.095)	10.129	—	(4.003)
Bunker oil	(18.376)	1.631	(41.276)	1.463	—	—
Aluminum	—	—	27.640	—	—	—
Coal	574	—	574	—	—	—
Embedded derivatives
Derivatives designated as hedge
Cash flow hedge	(48.312)	—	(54.715)	—	(33.374)	—
Aluminium	22.671	—	46.341	—	—	—

	(186.636)	136.978	(190.748)	186.936	(236.049)	(216.648)

As datas de vencimento dos instrumentos financeiros consolidados são como segue:

Juros / Moedas	Dezembro de 2019
Alumínio	Dezembro de 2010
Óleo combustível	Dezembro de 2011
Frete	Dezembro de 2010
Níquel	Dezembro de 2011
Carvão	Dezembro de 2010
Cobre	Outubro de 2010
7.26- Eventos Subsequentes
Em 29 de julho de 2010, a Companhia informou que publicará Edital de oferta pública voluntária para a aquisição de até 100% das ações ordinárias de emissão da Paranapanema S.A., sujeita, para sua eficácia, à aquisição de pelo menos 50% mais uma ação ordinária. O preço da ação ordinária a ser pago é de R$ 6,30 e será ajustado no caso de eventual pagamento de remuneração sobre essas ações.

Conselheiros, Membros dos Comitês e Diretores

Conselho de Administração	Comitê de Governança e Sustentabilidade
Jorge Luiz Pacheco
Sérgio Ricardo Silva Rosa	Renato da Cruz Gomes
Presidente	Ricardo Simonsen

Mário da Silveira Teixeira Júnior	Conselho Fiscal
Vice-Presidente
Marcelo Amaral Moraes
Eduardo Fernando Jardim Pinto	Presidente
Jorge Luiz Pacheco
José Mauro Mettrau Carneiro da Cunha	Aníbal Moreira dos Santos
José Ricardo Sasseron	Antônio José de Figueiredo Ferreira
Ken Abe	Nelson Machado
Luciano Galvão Coutinho
Oscar Augusto de Camargo Filho	Suplentes
Renato da Cruz Gomes	Cícero da Silva
Sandro Kohler Marcondes	Marcus Pereira Aucélio
Oswaldo Mário Pêgo de Amorim Azevedo
Suplentes
Diretoria Executiva
Deli Soares Pereira
Hajime Tonoki	Roger Agnelli
João Moisés de Oliveira	Diretor-Presidente e Relação com Investidores
Luiz Augusto Ckless Silva
Luiz Carlos de Freitas	Carla Grasso
Luiz Felix Freitas	Diretora-Executiva da Área de Recursos Humanos e
Paulo Sérgio Moreira da Fonseca	Serviços Corporativos
Raimundo Nonato Alves Amorim
Rita de Cássia Paz Andrade Robles	Eduardo de Salles Bartolomeo
Wanderlei Viçoso Fagundes	Diretor-Executivo da Área de Operações Integradas

Comitês de Assessoramento ao Conselho de Administração	Eduardo Jorge Ledshan
Diretor-Executivo da Área de Exploração, Energia e Projetos
Comitê de Controladoria
Luiz Carlos de Freitas	José Carlos Martins
Paulo Ricardo Ultra Soares	Diretor-Executivo da Área de Estratégia, Marketing e
Paulo Roberto Ferreira de Medeiros	Desenvolvimento de Negócios

Comitê de Desenvolvimento Executivo	Mário Alves Barbosa Neto
João Moisés de Oliveira	Diretor-Executivo da Área de Fertilizantes
José Ricardo Sasseron
Oscar Augusto de Camargo Filho	Tito Botelho Martins
Diretor-Executivo da Área de Operações de Metais Básicos
Comitê Estratégico
Roger Agnelli
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa	Marcus Vinícius Dias Severini
Diretor do Departamento de Controladoria
Comitê Financeiro
Luiz Maurício Leuzinger	Vera Lúcia de Almeida Pereira Elias
Ricardo Ferraz Torres	Gerente Geral de Controladoria
Wanderlei Viçoso Fagundes	CRC-RJ — 043059/O-8

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: July 29, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations